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03024195

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Techtronic Industries

*CURRENT ADDRESS

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3648   FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
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OICF/BY: dlw
DATE : 7/1/03




TTi

82-0648

Techtronic Industries

Annual Report 2002

03 JUN 25 AM 7:21

AR/S
12-31-02


Dirt Devil
vax
RYOBI
Homelite

the power in brands

Techtronic Industries Company Limited (TTI or the Group) is a global leader in the design, manufacture and sale of home improvement products, with sales in 2002 of US$1.2 billion. Its principal areas of business are power tools, outdoor power equipment, floor care appliances, solar powered lighting and electronic measuring tools.

including Ryobi power tools, Ryobi and Homelite outdoor power equipment and Dirt Devil and Vax floor care appliances. These branded products are sold in close collaboration with many of the world's major retailers in North America, Europe and Australasia.

TTI is the preferred partner of other leading home improvement brands. For retailers, TTI offers a comprehensive service to produce a complete product range sold under their own private label. For independent brands, TTI works on an original equipment and original design manufacturing (OEM/ODM) basis, providing custom solutions that include product design, engineering, manufacture, supply chain management and market support.

The Group is headquartered in Hong Kong and maintains manufacturing and research facilities in Asia and North America, as well as a customer servicing network in North America, Europe and Australasia. It employs 12,000 people worldwide.

Founded in 1985, TTI has achieved average revenue growth of 33% annually over the past [illegible] years. It has been listed on The Stock Exchange of Hong Kong since 1990 (HKEx: 669) and maintains a Level I American Depositary Receipt (ADR) programme through the Bank of New York (ADR: TTNDY). TTI has been honoured by many awards from customers, publications and other organisations.

Contents

Financial Highlights


23.47
25.48
32.31
42.02
65.73
98
99
00
01
02
Basic Earnings per Share
HK cents


130
142
181
239
409
98
99
00
01
02
Profit for the Year
HK$ million


2,532
2,699
4,551
6,101
9,493
98
99
00
01
02
Turnover
HK$ million

	2002 HK$ m	2001 HK$ m	Changes %
Operations			
Turnover	**9,493**	6,101	+56
Operating profit before interest and taxation	**575**	356	+62
Profit for the year	**409**	239	+71
Earnings per share, basic (cents)	**65.73**	42.02	+56
Dividend per share (cents)	**16.00**	11.50	+39
Financial position at year end			
Total assets	**6,365**	3,772	+69
Net current assets	**1,162**	719	+62
Shareholders' funds	**1,801**	1,103	+63
Capital expenditure	**241**	203	+19
Return on equity (%)	**28.2**	23.7	+19
Net book value per share (HK$)	**2.56**	1.83	+40



Turnover by Principal Activity

- Power Tools and Outdoor Power Equipment **79%**
- Floor Care Appliances **18%**
- Solar Powered Lighting and Electronic Measuring Products **2%**
- Others **1%**



Turnover by Geographical Market Location

- North America **81%**
- Europe **12%**
- Other Countries **7%**

- High double-digit increases in revenues and profits
- Integration of Homelite operations
- Royal acquisition will add new growth platform

I am extremely pleased to present our very strong results for the year, which were achieved in a difficult economic environment.

Business conditions worldwide, including the key United States market, were far from favourable during 2002, as consumers digested the shocks of further equity market declines and the implications of heightened geopolitical tensions. This gloomy context makes TTI's performance especially impressive, with high double-digit growth in revenues and profits supported by the rapid integration of recently acquired businesses and continued strong organic growth from our brands.

Our announcement in December of the acquisition of Royal Appliances Manufacturing Co. ("Royal") in the United States capped a three-year period in which we have successfully transformed the business, acquiring the brands and creating the economies of scale to compete in global markets.

Financial Results

Revenues increased by 55.6% to HK$9.5 billion. This strong growth reflects equally the addition of the Ryobi operations we acquired over the past 18 months in Europe and Australasia and of Homelite in January 2002, as well as growth from our existing operations. Profits rose strongly, by 71.1% to HK$408.8 million. Earnings per share increased 56.4% to HK65.73 cents.

I am pleased to announce that the Board is recommending a final dividend of HK10 cents per share, which together with the interim dividend of HK6 cents per share will bring the full dividend payment for the year to HK16 cents, an increase of 39.1% over that declared in 2001.



TTI has moved from being a supplier on an OEM basis to an integrated Group that owns leading brands in each of its core businesses

Horst Julius Pudwill
Chairman and Chief Executive Officer

Our finances are strong, despite several acquisitions, with the net debt-to-net tangible worth ratio improving from 54.9% in 2001 to net cash, well within our desired level.

Operations

Our impressive financial achievements were the result of outstanding performances across all our operations.

Ryobi brand power tools produced very strong results that exceeded our expectations, with sales doubling from 2001. We brought new products to the consumer, supported by well-designed and executed marketing and pricing strategies. In particular, very strong demand for our combo kits in the United States enabled us to outperform the market by a wide margin. The newly acquired European and Australasian operations were quickly integrated and the introduction of our core product lines in the second half of the year have begun yielding positive results.

Of particular importance was our success in integrating within a very short time frame the Homelite operations that we had acquired in November 2001, in order to create a new, more cost-effective product line for the approaching sales season. As a result, the business contributed to TTI's bottom-line as well as top-line growth. At the same time, we succeeded in modifying our engines for these products to meet the new standards required by the US Environmental Protection Agency, which opens future opportunities for us. The Group has also benefited from the complementary nature of the Homelite and Ryobi selling seasons, which brings common production and aftermarket service synergies.

The floor care appliance business continued along its stable growth path. Expansion of the customer base in both North America and Europe enabled us to achieve strong sales increases, which included record shipments of ground-breaking new products to one of our OEM contract customers. While market conditions remained challenging, our solar powered lighting and electronic measuring products business delivered very strong growth in sales and profits, making a marked contribution to the Company's bottom line.

Management

The exceptionally rapid growth in our operations, not just in scale but also in geographical reach, has brought with it challenges of new dimensions. We have met these challenges at the operating level with our acquisition strategy, in identifying companies to acquire that have the most suitable, strong management to run the businesses, with supportive guidance at the corporate level. Equally, I have been acutely conscious to enhance our management team at the head office by bringing on board the kind of people required to take TTI forward to the next stages of development. Indeed, our growth rate forces us to focus on consolidation and control and during the year we expanded our management at head office with a new team under the direction of a highly experienced Corporate Controller. Our strategy will always be to combine business growth with optimal management size and know how.

Outlook

Our first half order status is as planned and our position going into the full year 2003 is robust. Comparing our business currently with the first half of 2002, we are confident that the Group's strong momentum will continue.

Our vision is to double our business within the next three years while bringing sales volumes at our three core business categories of power tools, outdoor power equipment and floor care appliances to similar levels. This will give us the purchasing power, the economies of scale in manufacturing and the brand impact to propel TTI to market leadership, not only in the United States, but also in other world markets.

This may seem an ambitious target, given the uncertainties prevailing in the world economy today. I am nonetheless convinced that we can achieve these targets. Over the past few years, TTI has moved from being a supplier of power tools on an OEM basis to an integrated Group that owns leading brands in each of its core businesses. Our development and manufacturing base in Asia gives us tremendous advantages in speed-to-market and production. We combine these with an in-depth knowledge of global markets that enables us to develop and sell our products effectively. The economies of scale we now enjoy make us powerfully competitive.

The year 2003 will be one of consolidation within our three core businesses in order to lay the foundation for significant future expansion. The product range of our Ryobi brand power tools will continue to expand, and sales increase will be enhanced by our reputation for quality, reliability and service.

The opportunities for Homelite are tremendous. Homelite is an 80-year old brand that occupies a position in the large North American outdoor power equipment market similar to that of Ryobi in the power tools market. We see enormous scope to widen the product range beyond the current area of hand-held petrol-driven tools and fully intend to launch Homelite along the same path to success earlier achieved by Ryobi.

We also look forward to integrating the Royal operations, allowing us to bring to our floor care business the same scale and growth path as in power tools and outdoor power equipment.


130
685
142
784
181
909
239
1,103
409
1,801
98
99
00
01
02

Shareholder value creation HK$ million

- Profit for the year
- Shareholders' funds

Our first half order status is as planned and our position going into the full year 2003 is robust. Comparing our business currently with the first half of 2002, we are confident that the Group's strong momentum will continue

We have worked with Royal for over eight years as a contract supplier and have developed a close understanding with its excellent management team. As such, we expect the integration process to be quick and straightforward.

Through the acquisition, TTI will become a major player in the global floor care market. Royal's main Dirt Devil brand occupies a positioning in the mid-consumer range and is, through its patented technology, a leader in the fastest growing product segment of bagless uprights. TTI has aggressive plans to grow the brand through expanding the product range and launching wider marketing campaigns. We will rapidly aggregate a much greater share of Royal's production to our facilities.

We expect further strong profit contribution from our solar powered lighting and electronic measuring products business as it builds on its recent successes and expands the customer base. In all our power tool and outdoor power equipment product ranges, we will bring greater emphasis to the area of accessories. These offer TTI the opportunity to drive incremental sales to existing customers that offer attractive margins.

At the wholesale level, we will continue to work with our retailers on product development, supply chain management and sales and marketing. The partnerships we have developed with these customers are exceptional and our ability to consistently achieve sales above their store category averages is making us a supplier of choice during a period of aggressive supply consolidation. The Royal acquisition will expand our customer portfolio, and we will work to leverage these new relationships across our businesses.

We will also continue to invest resources in our important OEM/ODM customer base, providing these companies and their brands with the product innovation and well-priced, efficient, flexible manufacturing that enable them to compete in today's highly competitive marketplace.

Finally, I would like to thank all shareholders, customers, business partners and employees for their support during the year. Our goal as a Group remains to deliver value and quality to our customers, and create value for our shareholders. Our strong earnings per share growth and return on equity in 2002 demonstrates our ability to achieve these ambitions, even in difficult markets, and I am confident we will build on this success in 2003 and beyond.



Horst Julius Pudwill
Chairman and Chief Executive Officer

Milestones

1st Quarter

- Acquired Ryobi Australia and Ryobi New Zealand power tool and outdoor power equipment businesses
- Integrated Homelite business with TTI Group

2nd Quarter

- Upgraded our PRC production facilities to ISO 9001:2000 from ISO 9001:1994
- Oracle enterprise resource planning (ERP) system goes live

3rd Quarter



- Successful launch of over 100 new Ryobi products
- Ryobi's four piece Super Combo Kits posted retail sales record
- TTI and Komatsu Zenoah formed an alliance on production of clean engines for outdoor power equipment
- Completed strategic joint venture in bench power tools

4th Quarter

- TTI's PRC clean engine plant started production
- Announced Royal acquisition to complement TTI's branding strategy for each of its core business
- TTI's annual sales exceeded US$1 billion

Community and Awards

TTI cares for the well being of its employees and the communities it serves. Employees benefit from educational subsidies and training programmes, and the Group and its overseas subsidiaries support charities through regular donations and participation in events.

> TTI received the "Caring Company" award for 2002/2003 from The Hong Kong Council of Social Service in **recognition of its contribution to the community**

In Hong Kong, our youth development programme provides educational scholarships and internships. TTI also runs joint technology development projects with local universites and sponsors public industry seminars. In 2002, we participated in the Government's "Youth Work Experience & Training Scheme" and "One Company One Job" initiatives.

Our overseas subsidiaries fund scholarships to local colleges and participate in advisory boards. In addition, they donate power tools to non-profit organisations to build public facilities, and to medical and fire departments to supplement their equipment.


Forbes
BEST UNDER A BILLION
200
COMPANIES FOR 2002



- Named as one of the "World's 200 Best Small Companies" by *Forbes Global*
- Named by *Asiamoney* as one of the "Best Small Companies" and one of the "Overall Best Investor Relations" companies in Asia Pacific
- Received "Grand Prix for Investor Relations: By a Small or Medium Sized Company" award in the *Investor Relations Magazine Asia Awards 2002*
- Received The Home Depot's "Vendor of the Year" and "Innovator of the Year" awards
- TTI received Sears "Partner in Progress for 2002" award

Throughout the year, the management teams of our business divisions continued to improve the efficiencies of their operations while working closely with the manufacturing and product development operations in Asia to enhance our ability to meet the demands of customers.

Our growth strategy is built around offering better value products to consumers and this has enabled us consistently to outperform the overall industry.

Moreover, we continued to take advantage of the weak economic environment to expand our core businesses through acquisition. In 2002, Group turnover grew by 55.6% to HK$9.5 billion.

The United States remains the largest market for TTI. The US economy recorded only moderate growth during 2002, though the housing sector was buoyant. In Europe, markets were mixed. While in the UK, the economy was stable, in Continental Europe economic conditions were soft. The Australian economy performed relatively well, with a robust property market.

Power Tools and
Outdoor Power Equipment

The Power Tools and Outdoor Power Equipment Division had an extremely successful year, as we quickly integrated the businesses we had acquired in late 2001 and early 2002, while continuing to post strong growth from our established operations and making further productivity gains.

The turnover for the year rose by 65.2% over 2001 to HK$7,470 million, accounting for 79% of total Group turnover. Operating profits increased by 56.6% to HK$459 million.



79% of Group Turnover

Branded Businesses

TTI's ability to conceive, design, produce and rapidly penetrate markets with innovative new power tools and outdoor power equipment is unsurpassed, and much of our success in 2002 can be attributed to the new range of products we introduced for our brands. Taking the Division as a whole, we brought out more than 100 new products during the year. Spectacular successes were recorded in a number of items, such as power tool combo kits. New product introduction was supported by a much expanded marketing effort, especially in North America, where we launched an aggressive advertising campaign that reached over 106 million consumers, significantly propelling the demand for Ryobi power tools.

Ryobi During 2002, we continued to maintain strong Ryobi brand sales momentum in the United States, doubling the year-on-year revenue, based on our marketing slogan of "professional features, affordable price".

At the same time, we restructured and integrated the operations we had more recently acquired and established in Europe and Australasia in August 2001 and in February 2002 respectively, successfully implementing a new product strategy and positioning the Ryobi brand as in North America. In both cases, we quickly consolidated product development, manufacturing and product procurement to TTI, enabling new ranges appropriate for the local markets to be put in place by the fourth quarter. This led to an immediate increase in sales. The new product ranges also resulted in a marked increase in customer value and innovation, dramatically raising the Ryobi brand profile in these markets.


RYOBI

Much of our success in 2002 can be attributed to the new range of products we introduced for our brands

During 2002, we continued to maintain **strong Ryobi brand** sales momentum in the United States, doubling the year-on-year revenue







TTI's ability to conceive, design, produce and bring to market quickly innovative new power tools and outdoor power equipment is unsurpassed

We provided our OEM/ODM customers with the **innovative products** required to keep their lines competitive in both price and features

Homelite Integration of the Homelite brand of outdoor power equipment that TTI acquired was also a critical initiative for 2002. Homelite is an important name in outdoor power equipment in the United States and other regions, and its acquisition makes TTI a force in the industry. In only its first year of operation as part of TTI, sales of Homelite outdoor power equipment products achieved our targets and contributed positively to the Group's bottom line.

Contract Businesses

In addition to its branded businesses in power tools and outdoor power equipment, the Group designs and manufactures these items on a contract basis for the private labels of major retailers around the world and as an original equipment manufacturing and original design manufacturing (OEM/ODM) supplier to a number of leading brands. These customers remain of strategic importance to TTI.

During the year we spared no effort to ensure that we continued to be the supplier of choice to our contract customers by virtue of our ability to meet their particular needs. Our comprehensive contract manufacturing service and reputation for quality of product and service again stood us in good stead, and we provided our OEM/ODM customers with the innovative products required to keep their lines competitive in both price and features. Our customers also benefited from the efficiencies afforded by our economies of scale, depth of engineering and design capability, and flexible production processes.

Outlook

The outlook for the economies in which we operate is difficult to predict. But TTI has the capability to develop more high quality, feature packed power tools and outdoor power equipment products than the competition. Having a cost effective and flexible manufacturing base will continue to make us competitive, profitable and reliable. We are therefore confident of achieving further growth.

North America We expect solid results from our US operations. Remodeling, our target market in power tools, is forecast to continue on a stable rising course and our growth model is based in large part on gaining market share, rather than relying on overall industry growth.

Much of our sales increase in 2003 will be fueled by our branded businesses. First quarter 2003 sales in the United States indicate that considerable momentum is likely to be sustained throughout the year and we have only just begun to exploit the opportunities offered by Homelite. We intend to expand both the power tools and outdoor power equipment product categories.

Europe Given our strong fourth quarter 2002 and first quarter 2003 performance across Europe, the potential for the Ryobi brand in Europe is considerable. In the near term, growth will come from the complete new range of power tools and outdoor power equipment that will be launched during 2003. In launching these, we will focus our efforts on high-volume customers. We are actively establishing our presence in the most rapidly developing markets in Western Europe and are also exploring expansion of these businesses into Russia and Eastern Europe.

Australasia In Australia and New Zealand, having laid the foundations for major brand development, we intend to aggressively to pursue the high-volume consumer market as well as enter the professional trade market, with a view to doubling the size of our business within three years.



Much of our sales increase in 2003 will be fueled by our branded business. We have only just begun to exploit the opportunities offered by Homelite

Floor Care Appliances

The Floor Care Appliances Division had another solid year of growth, capped by our announcement in December 2002 that we would acquire the operations of Royal, by way of a merger, a move that will transform this aspect of TTI's business.

Revenue for the year rose 41.9% over 2001 to HK$1,662 million, accounting for 18% of Group turnover. Operating profits increased by 22.2% to HK$69 million.



18% of Group Turnover



We have a pipeline of new products and are actively engaged in developing more for our own brands as well as on an ODM basis for external customers

Contract Businesses

TTI's reputation for providing a comprehensive contract manufacturing service to the world's leading brands, from design to production, continues to grow. In particular, we enjoy a high degree of trust with our OEM/ODM customers, separating design, engineering, product development and production by customer and centralising common functions that benefit all, such as purchasing and logistics. We provide these customers with value-added services ranging from new product conception to competitive, high-volume manufacturing.

As a result, our OEM/ODM business, which formed the major part of our floor care business in 2002, continued to perform well. The United States remains our major market and despite a soft economy, our contract business saw increased volumes. We continued to work closely with our existing OEM/ODM customer base, which includes leading brands in the US market, to bring to consumers the products they want. In this regard, sales to the majority of our customers increased and were boosted greatly by record shipments of a ground-breaking new product for one customer. In Europe, with its much more fragmented marketplace, we made further headway in cementing key customer relationships.

Branded Businesses

Performance of our Vax brand, for which we have distribution in Australia, the UK and parts of Europe, showed overall gains as new products and business improvement initiatives began to show benefits.


12 amp
MAXIMUM VACUUM POWER
Dirt Devil

The Australian operations again posted excellent results on the back of respectable growth in the floor care market and new products. Vax occupies a strong position at the premium end of this market, owing to its well-known brand, unique products and extensive distribution system that includes most leading retailers, giving the company a unique competitive edge in the market.

Vax's position in the UK as the leader in the carpet-cleaning segment was maintained through improved merchandising, expansion of the distribution base and successful new product launches. The relocation of manufacturing to Asia in 2001 brought cost gains and improvements to our product development and delivery cycle that helped drive both revenues and profits.

Outlook

The apparently low correlation between demand for our floor care appliances and general economic cycles leaves us confident of acheiving organic growth even if the global economies remain soft in 2003. Consolidation of our supply and manufacturing is now complete. We have a pipeline of new products and are actively engaged in developing more for our own brands as well as on an ODM basis for external customers.

The Royal acquisition, however, will take TTI's floor care appliance business to another stage of development, mirroring that in power tools and outdoor power equipment following the Ryobi and Homelite acquisitions.

Since Royal is a customer of long standing, with excellent management, we expect the integration to be swift and straightforward. The company had already relocated much if its production to Asia, to OEM suppliers including TTI. We intend to continue improving the cost structure and, in so doing, taking in-house those aspects best suited to TTI. We are also rapidly developing a range of products for the brand with the aim of creating a line up for 2003 that is substantially new.

Solar Powered Lighting and Electronic Measuring Products

The Group's electronics business, Solar Wide, consisting of solar powered lighting and electronic measuring products, saw a year of progress and excellent financial results, making a measurable contribution to the Group's profitability. The Division achieved an impressive organic growth in sales of 38.7% during 2002 to HK$227 million.



2% of Group Turnover

Several new designs of solar lights were introduced in mid-year and saw strong demand. A new line of electronic measuring tools also fuelled sales growth.

All new product introductions were underpinned by aggressive sales and business development programmes that succeeded in expanding relationships with existing customers while attracting new ones. A key factor in this success was the rapid expansion of Solar Wide's manufacturing facilities to meet the new volumes, and timely launch of new products. Operating profits rose by an impressive 160.4% to HK$37 million, as we kept a tight rein on costs.

Outlook

The success of our solar powered lighting and electronic measuring tools business in 2002 despite unfavorable macro economic conditions bodes well for 2003 where Solar Wide is anticipating more of the same powerful growth. Our well-received product range will see further additions, with growth driven by portable electronic and laser tools and a new line of radio frequency devices. Solar Wide is exploring marketing and development opportunities across the Group.



Our well-received product range will see further additions, with growth driven by portable electronic and laser tools

A key factor in this success was the **rapid expansion** of Solar Wide's manufacturing facilities to meet the new volumes, and timely launch of new products

Production and Logistics

TTI's ability to utilise to the full extent the possibilities presented by dispersed manufacturing underpins its product sales by ensuring a powerful combination of price competitiveness and product quality.

Production

During the year, production was further rationalised as the Group transferred more production to Asia from Mexico and the United States, leaving higher-end aspects in South Carolina, where processes were streamlined to raise efficiency. This is enabling us to raise the engineering content of new products while maintaining a low cost base.

To allow for the increased volume of business, we expanded our production capacity by over 50%. At the same time, we upgraded our production facilities in China to ISO 9001:2000 from ISO 9001:1994. We also established a new engine plant for our outdoor power equipment products in China, meeting the increased need for product calibration to comply with new, more stringent US Environmental Protection Agency standards. The significant progress made will have a positive impact from 2003 onwards.

To improve quality control and enhance production efficiency further, we have also started to use the Oracle Enterprise Resource Planning system in our China and Hong Kong operations.

Overall, these initiatives are part of a commitment to continue to invest in research and development, systems and people, which saw spending on R&D increase by 39.9% over 2001 to HK$112 million.

Supply Chain and Sales Network

In addition to improvements at our production bases, TTI continued throughout its operations to make marked improvements to the supply chain and customer service levels of its global operations that are expected to achieve measurable productivity gains.



Consolidation of manufacturing locations will further improve efficiencies and costs

Throughout the year, we made particular efforts to **integrate our processes** even more closely with our major retailers, setting up dedicated sales and supply chain management teams

In North America, we made significant changes to operations to the benefit of all our customers. A new radio frequency warehouse management system came into operation that will reduce shipping errors and shortages as well as inventory discrepancies. We upgraded our entire customer service network, including personnel, systems and work environment. To support the much-expanded outdoor power equipment business, we set up a full repair and refurbishing department to handle returns. Additional customer service representatives were hired to cover the calls related to these products. Return and refurbishment centres were established to handle and analyse product returns.

Throughout the year, we made particular efforts to integrate our processes even more closely with our major retailers, setting up dedicated sales and supply chain management teams to handle accounts. The supply chain management team now analyses weekly sell-through by store, forecasts orders and minimises inventory in transit in the supply chain. Inventory analysis was improved to reduce obsolete inventory and better co-ordinate with the sales operation. An analysis of parts history was conducted to eliminate excess parts and accessories, a process we expect to complete in mid 2003. The Group also set up automated tracking procedures over the internet with its major freight carriers, which will greatly speed up the process of clearing the backlog.

In Europe, progress was made across our operations. On the continent, sales offices were opened in Germany, Austria, Italy and Belgium to serve important customers in these markets. Logistics systems and processes were upgraded to raise productivity. In the UK, we further rationalised costs by consolidating the Ryobi and Homelite warehousing into the Vax facility.

In Australia, integration of the Ryobi acquisition was the key task. The Brisbane warehouse was closed and staffing reduced by 20%, improving the cost base. Capital efficiency was improved and we launched an aggressive programme to divest non-current assets. We also reduced inventory levels, which fell to 60% of those in 2001, while stock turnover doubled.

Outlook

Consolidation of manufacturing locations will continue to improve efficiencies and costs, bringing more products in-house and into Asia, and we will continue to invest in new product development. Refinements to the new distribution system will increase efficiencies and reduce costs. We intend to enhance our in-store service operations and speed up direct shipments to retail stores. After sales service will improve with the addition of a more regional focus to the service groups and service center expansion.

Board of Directors

(left to right)

Roy Chi Ping Chung
Managing Director

Horst Julius Pudwill
Chairman and Chief Executive Officer

Chi Chung Chan
Executive Director

Kin Wah Chan
Executive Director



Horst Julius Pudwill MSc
Chairman and Chief Executive Officer
Aged 57. Founder of TTI and the Chairman since 1985. His background includes a Master's Degree in Engineering and a General Commercial Degree, together with extensive experience in international business. His responsibility is for the formulation of the strategic vision of TTI, focusing on the continual growth and profitable development of the Group organization, products and services. He is active in aligning the activities of the Group with customer needs.

Roy Chi Ping Chung MSc
Managing Director
Aged 51. Co-founder of TTI and Managing Director since 1985. He holds a Master of Science Degree in Engineering Business Management from the University of Warwick. He is responsible for corporate and business management of the Group. The winner of the Young Industrialists Award of HK 1997. Deputy Chairman of Hong Kong Polytechnic University. Member of the Advisory Board for the Faculty of Business of Lingnan College. Director of HK Paediatric Foundation of HK Paediatric Society. Director of the HK Safety Institute Ltd. Chairman of Group "Electrical & Optical Products" and member of Design Council of the Federation of Hong Kong Industries. He is an Independent Non-Executive Director of Kin Yat Holdings Limited.

Kin Wah Chan FCCA, AHKSA, APM
Executive Director
Aged 43. A fellow member of The Chartered Association of Certified Accountants, an associate member of the Hong Kong Society of Accountants, an associate of The Professional Validation Centre of the Hong Kong Plastic and Metal Industries Limited. He joined the Company in 1988 and was appointed as Executive Director in 1990. He is now responsible for the operations of the Group.

Chi Chung Chan FCCA, FHKSA, ATIHK, CPA
Executive Director
Aged 49. A fellow member of The Chartered Association of Certified Accountants and The Hong Kong Society of Accountants, a member of The Society of Chinese Accountants and Auditors, an associate of the Taxation Institute of Hong Kong and qualified to practise as a Certified Public Accountant in Hong Kong. He joined the Group in 1991 and was appointed as Executive Director in 1992. He is now responsible for corporate affairs and finance of the Group. He is also an Independent Non-Executive Director of Easyknit International Holdings Limited.

Dr. Akio Urakami Ph.D

Executive Director

Aged 59. Holds a Ph.D degree in Materials Science from Northwestern University in 1970. Appointed as Director in 1989. Appointed as Executive Director in 2001. Also Vice Chairman of One World Technologies, Inc. His responsibility is the formation and execution of the corporate strategy with Chairman and Managing Director of the Company, and particular emphasis on the long term business development with alliance companies.

Susumu Yoshikawa

Non-Executive Director

Aged 60. Appointed as Director in 1999. Also Director of Ryobi Limited, Japan.

Christopher Patrick Langley OBE

Independent Non-Executive Director

Aged 58. Appointed as Director in May 2001. Formerly executive director of The Hongkong and Shanghai Banking Corporation Ltd, Mr Langley holds directorships in a number of publicly-listed companies and maintains close ties with the business community in Hong Kong.

Vincent Ting Kau Cheung

Independent Non-Executive Director

Aged 61. Appointed as Director in 1991. He is also Non-Executive Director of Global Food Culture Group Limited, independent Non-Executive Director of Paul Y. ITC Constructions Holdings Limited, Gold Peak Industries (Holdings) Limited and Sing Pao Media Group Limited. Graduated in law from University College, London, Mr Cheung has been a practicing solicitor since 1970 and is now the Managing Partner of Vincent T.K. Cheung, Yap & Co., Solicitors. He is also a Notary Public, Hong Kong.

Joel Arthur Schleicher CPA, BSB

Independent Non-Executive Director

Aged 50. Appointed as Director in 1998. He has 27 years of management experience in manufacturing and technology/ telecom services sectors. He was Chairman and CEO of Interpath and previously served as President and COO for Nextel Communications, Inc. and as CEO for Expanets, Inc. He presently serves on the Board of Directors for several domestic and international companies. He is also involved with private equity firms serving as a consultant and advisor.

Senior Management

Asia

Techtronic Industries Company Ltd.
David Butts
Senior Vice President,
Business Development – International
Age 44. Joined 1998

Clarence Chi Hong Chan
Group Controller
Age 40. Joined 1995

Frank Kwok Wah Chu
In-House Counsel
Age 34. Joined 2002

Alex Chunn
Director of Concept Development
Age 40. Joined 1999

Peter Fischer
General Manager, Marketing – Europe
Age 47. Joined 1988

Dr. jur. Matthias Hartz
Corporate Controller
Age 44. Joined 2003

Kam Choi Kan
Senior Engineering Manager – Power Tools
Age 40. Joined 1990

Simon I-Nan Lin
General Manager, Sourcing and Procurement
Age 52. Joined 2000

Donald McLamb
Vice President – Advanced Quality Assurance
Age 62. Joined 1993

Timmy Hok Yin Sin
Research and Development Manager – Floor Care Appliances
Age 41. Joined 1993

Roger Smith
Vice President, Engineering – Power Tools
Age 52. Joined 2001

Kevin Toohey
General Manager, Marketing – North America
Age 48. Joined 1994

Gimelli Laboratories Company Ltd.
Raymond Kwok Chung Lee
Managing Director
Age 50. Joined 1982

Solar Wide Industrial Ltd.
Hughes Sanoner
Managing Director
Age 37. Joined 1991

North America

Concept Center International
Ken Brazell
Director of Industrial Design and Concept Development
Age 40. Joined 1990

Homelite Consumer Products, Inc.
Carlos Escobedo
Director of Operations – North America
Age 37. Joined 2000

Andrew Eyre
Director of Product Development
Age: 38. Joined 2001

Lee E. Sowell
Senior Vice President
Age: 46. Joined 2001

Mike Tucker
Director of Sales
Age: 40. Joined 2001

Ryobi Technologies, Inc.
OWT Industries, Inc.
Philippe Buisson
Chief Financial Officer
Age 43. Joined 2000

Jeff Dils
Chief Operating Officer
Age 42. Joined 2000

Robert Freitag
Executive Vice President,
Business Development – North America
Age 44. Joined 2000

Dave Bruce
Director of Sales
Age 50. Joined 1991

Ryobi Technologies Canada, Inc.
Sam Purdy
Vice President and General Manager
Age 51. Joined 1980

Europe

Ryobi Technologies France S.A.
Michel Violleau
President
Age 56. Joined 1991

Ryobi Technologies GmbH
Walter Eichinger
Managing Director – Central and Eastern Europe
Age 48. Joined 2001

Ryobi Techonologies (UK) Ltd.
Derrick Marshall
Managing Director
Age 56. Joined 1996

Mark Pearson
Director of Finance and Operations – Europe
Age: 39. Joined 2002

Vax Ltd.
Patrick Austen
Chairman
Age 59. Joined 1997

Australasia

Ryobi Technologies Australia Pty Ltd.
Ryobi Technologies (New Zealand) Ltd.
Gary McDuff
Director and General Manager
Age 44. Joined 1983

Vax Appliances (Australia) Pty Ltd.
Eddy Baroni
Chief Executive Officer
Age 64. Joined 1984

Results Analysis

Strong core business growth and acquisitions equally contributed to 55.6% year-on-year growth in turnover. Excluding the acquisitions, the Group's core business accounted for over half of the Group's revenue growth. With improvements in margins, net profit increased by 71.1% despite a certain dilution effect on earnings from the newly acquired operations. Return on shareholders' funds also improved to 22.7% as compared to 21.6% in 2001..

	2002 HK$ m	2001 HK$ m	2000 HK$ m
Turnover	**9,493**	6,101	4,551
Gross profit	**2,467**	1,507	967
Gross profit margin	**26.0%**	24.7%	21.2%
Other operating income	**69**	41	31
Selling, distribution and advertising	**795**	516	296
Research and Development	**112**	80	39
Administrative Expenses	**1,054**	596	375
Operating Profit	**575**	356	288
Operating Margin	**6.1%**	5.8%	6.3%

Cost Structure As the Group transforms from an OEM/ODM manufacturer to a brand owner and expands its business, its income and cost structure has changed. The Group is benefiting from the economies of scale and additional wholesale margins. The wider scope of businesses has, however, resulted in a larger cost base and exposure to international taxation. Although the majority of the businesses acquired during the past three years had lower operating margins than TTI, potentially diluting the Group's consolidated operating margins, through effective integration, restructuring and cost control, the Group's operating margin has improved from 5.8% in 2001 to 6.1%.

The Group will continue to implement rationalisation programmes and leverage the substantial increase in business volumes to improve cost efficiencies.

Gross Margin Gross margin again improved during the year, from 24.7% in 2001 to 26.0%. Since the newly acquired operations had lower gross margins than the existing core businesses, the improvement shows that the Group improved overall manufacturing margins through economies of scale, leveraging the expanded business volume with new products launched during the year. Gross margin is expected to improve further as we restructure the cost base of the new businesses and launch additional products.

Research and Development and Advertising Expense The Group remained very focused on new product design and development, which we believe is the driving force for revenue growth and margin enhancement. During the year, the Group spent HK$112 million, approximately 1.2% of revenue, on R&D. Since the Group's turnover increased, advertising and promotion expenses represented approximately 4.4% of revenue, slightly lower than the 4.8% spent in 2001 despite the increase in brands, product categories and markets.

Administrative Expenses The increase in administrative expenses was mainly due to the consolidation of the newly acquired businesses, which have higher cost structures than the Group's existing businesses, as well as a 194.0% increase in warranty provisions from HK$27 million in 2001 to HK$79 million in 2002 as a result of increased brand sales and expanded product categories.

Excluding expenses from the operations acquired and the warranty, administrative expenses increased in line with turnover.

Taxation The effective tax rate for the year was approximately 14.3% as compared to 8.7% in 2001. The increase came from the improvements in performance recorded in the higher tax jurisdictions compared to the previous year. Following the restructuring of the Group's loan portfolio, the Group can now be more pro-active in global tax planning and improve its effective tax rate.

Liquidity and Financial Resources

Shareholders' Funds Total shareholders' funds increased from HK$1,103 million at 31st December 2001 to HK$1,801 million at 31st December 2002. The improvement is mainly due to the share placement arranged during the year together with profit retained for the full year. Despite the increase in the number of shares in issue following the placement, net tangible assets per share amounted to HK$2.56 per share, an increase of 39.9% as compared to the HK$1.83 per share reported in 2001.

Bank Borrowings Total bank borrowings at 31st December 2002 amounted to HK$1.3 billion compared to HK$893 million for 2001. The increase reflects the medium term loan arranged for the Homelite acquisition together with certain loans taken over during the year from the acquired businesses. Bank balances and cash, however, increased nearly two-fold. The term loans have maturities ranging from three to five years and are all in US Dollars and LIBOR based.

The Group intends to replace its medium term loans with long term fixed interest rate borrowings, locking in the current historically low interest rates by way of a private placement of a US dollar fixed coupon note with an average life of over seven years. As the majority of the Group's revenue is in US Dollars, the effect of any exchange rate fluctuation is expected to be minimal.

Following the note issue, the Group will have a well-structured debt portfolio and a healthy financial base, putting it in a strong position to obtain favorable financing terms.

Financial Position As at 31st December 2002, the Group is in a net cash position as compared to the gearing ratio of 54.9% reported for 2001. The Group's gearing is expected to increase upon the completion of the acquisition of Royal by the second quarter of 2003, but will reduce by year end.

Net interest expense amounted to HK$70.2 million for the year. Despite the increase in the scale of operations and the various acquisitions net interest expense was lower than that of 2001 at HK$76.6 million, reflecting lower interest rate environment and efficient working capital management. Interest cover, expressed as a multiple of profit before interest and taxation over total net interest expenses was at 7.8 times as compared to 4.4 times in 2001.

Capital Expenditure Capital expenditure for the year, apart from acquisitions, amounted to HK$241 million and was in line with our guideline that the amount be matched by the depreciation charged for year of HK$263 million.

Cash Flow Cash and cash equivalents increased by HK$1.17 billion, against HK$586 million cash increase in 2001. The increase was mainly due to the free cash flow generated from operating activities, proceeds from share placements and higher bank borrowing.

Net cash generated from operations amounted to HK$832.8 million, slightly lower than that of 2001, mainly due to the increase in inventory levels and trade receivable amounts resulting from higher business volumes and businesses acquired during the year. Inventory turnover, however, improved from 50 days to 46 days, while average trade debtor turnover days remained comparable to the previous year at about 33 days. Average creditor days were at 92 days as compared to 80 days in 2001.

The Group will continue to focus in improving its cost structure and working capital efficiency.

Placing of New Shares On 28th April 2002, the Group raised approximately HK$367 million by placing 60 million new shares to independent investors at a price of HK$6.275 per share. The placement provided the Group with sufficient funding to support its global brands and put it in a strong financial position to acquire Royal. The new shares issued represented approximately 10.3% of the Group's issued share capital immediately before the placement and approximately 9.3% of the enlarged issued share capital.

Acquisitions As part of its global brand building strategy, the Group during the year acquired several major home improvement brands. Through these acquisitions, the Group has expanded globally each of its three core businesses downstream from manufacturing to wholesaling and marketing.

The Homelite acquisition, for which we entered into an agreement in November 2001, was completed during the year. The consideration was US$17.1 million (HK$133.6 million) in cash. In February 2002, the Group acquired the Ryobi power tool and outdoor power equipment business in Australia and New Zealand at a total consideration of AUD$5.9 million (HK$23.7 million). The integration and consolidation of these operations were completed.

On 17th December 2002, the Group entered into an agreement with Royal to offer all shareholders of the company US$7.37 (HK$57.49) per share in cash, representing a total purchase price of approximately US$105 million (HK$819 million). The transaction was approved by the Group's shareholders and Royal's shareholders on 31st March and subject to approval on 22nd April 2003 respectively. Royal has been a major floor care customer of the Group since 1995. TTI's sales to Royal in 2002 were approximately HK$416 million. Royal will continue to be led by its existing management team. As with the previous Ryobi and Homelite acquisitions, the Group's management anticipates a smooth vertical integration that will create synergies which will create a highly efficient and competitive global supply chain.

The acquisitions in 2002 in aggregate, incurred goodwill of approximately HK$ 87.1 million. The goodwill will be amortised over its useful economic life ranges from 9 to 20 years, while the negative goodwill will be recognized over the remaining average useful life of a period of 11 years.

Major Customers and Suppliers

For the year ended 31st December 2002:

i. The Group's largest customer and five largest customers accounted for approximately 41.2% and 74.5% respectively of the Group's total turnover.

ii. The Group's largest supplier and five largest suppliers accounted for approximately 5.2% and 18.0% respectively of the Group's total purchases (not including purchases of items which are of a capital nature).

According to the knowledge of the directors, none of the directors, their associates or any shareholders who owned more than 5% of TTI's share capital had any interest in the five largest customers or suppliers.

The directors have pleasure in presenting their annual report and the audited financial statements for the year ended 31st December, 2002.

Principal Activities

The Company acts as an investment holding company and also manufactures and trades electrical and electronic products.

The principal activities of the principal subsidiaries and associates are set out in notes 40 and 41 to the financial statements, respectively.

Results and Appropriations

The results of the Group for the year ended 31st December, 2002 are set out in the consolidated income statement on page 34.

An interim dividend of HK6.0 cents per share amounting to HK$38,695,000 was paid to the shareholders during the year.

The directors now recommend the payment of a final dividend of HK10.0 cents per share to the shareholders on the register of members on 20th June, 2003, amounting to approximately HK$64,572,000.

Property, Plant and Equipment

The Group continued to expand its business, and during the year spent approximately HK$123,751,000 on moulds and tooling and acquired plant and machinery of approximately HK$58,597,000, and office equipment, furniture and fixtures of approximately HK$27,974,000. Details of these and other movements in the property, plant and equipment of the Group and the Company during the year are set out in note 13 to the financial statements.

Share Capital

During the year, the Company issued 60,000,000 shares at a total consideration of approximately HK$376,500,000 pursuant to a share placement and also issued 11,200,000 shares at a total consideration of approximately HK$20,880,000 pursuant to the exercise of share options granted by the Company. Details of movements in the share capital of the Company during the year are set out in note 27 to the financial statements.

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

Directors

The directors of the Company during the year and up to the date of this report were:

Executive directors:
Mr Horst Julius Pudwill, Chairman and Chief Executive Officer
Mr Roy Chi Ping Chung, Managing Director
Mr Kin Wah Chan
Mr Chi Chung Chan
Dr Akio Urakami

Directors *(Continued)*

Non-executive directors:

Mr Susumu Yoshikawa

Mr Jianhua Liu (resigned on 17th January, 2002)

Independent non-executive directors:

Mr Vincent Ting Kau Cheung

Mr Joel Arthur Schleicher

Mr Christopher Patrick Langley

In accordance with Articles 94 and 103 of the Company's Articles of Association, Messrs Chi Chung Chan, Dr Akio Urakami and Vincent Ting Kau Cheung retire at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

No directors proposed for re-election at the forthcoming Annual General Meeting has a service contract, which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

Terms of Office of Non-Executive Directors and Independent Non-Executive Directors

The term of office for each of the non-executive directors and independent non-executive directors is the period up to his retirement by rotation in accordance with Article 103 of the Company's Articles of Association.

Directors' and Chief Executive's Interests in Shares

At 31st December, 2002, the interests of the directors, the chief executive and their associates in the share capital of the Company as recorded in the register maintained by the Company pursuant to Section 29 of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance"), or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), were as follows:

	Number of shares held			
Name of directors	*Personal* interests	*Family* interests	*Corporate* interests	*Other* interests
Mr Horst Julius Pudwill	33,796,000	380,000	111,329,897(a)	–
Mr Roy Chi Ping Chung	54,750,974	68,000	18,537,515(b)	–
Mr Kin Wah Chan	1,060,000	–	–	–
Mr Chi Chung Chan	–	–	–	–
Dr Akio Urakami	–	–	–	–
Mr Susumu Yoshikawa	–	–	–	–
Mr Jianhua Liu	–	–	–	–
Mr Vincent Ting Kau Cheung	960,000	–	–	–
Mr Joel Arthur Schleicher	100,000	–	–	–
Mr Christopher Patrick Langley	150,000	–	–	–

Directors' and Chief Executive's Interests in Shares *(Continued)*

(a) These shares were held by the following companies in which Mr Horst Julius Pudwill has a beneficial interest:

	No. of shares
Sunning Inc.	92,792,382
Cordless Industries Company Limited*	18,537,515
	111,329,897

(b) These shares were held by Cordless Industries Company Limited*, in which Mr Roy Chi Ping Chung has a beneficial interest.

**Cordless Industries Company Limited is jointly owned by Messrs Horst Julius Pudwill and Roy Chi Ping Chung.*

Directors' and chief executive's interests in the share options granted by the Company are set out in the section "Share Options" in the Directors' Report.

Save as disclosed above and other than certain nominee shares in the subsidiaries and associates held in trust for the Group by certain directors, at 31st December, 2002, none of the directors or chief executive, or their associates, had any interests in any securities of the Company or any of its associated corporations as defined in the SDI Ordinance, and none of the directors or chief executive, or their spouses or children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right during the year.

Share Options

Scheme adopted on 28th November, 1990 and expired on 27th November, 2000 ("Scheme A")

In accordance with the Company's share option scheme adopted pursuant to a resolution passed on 28th November 1990, the Board of directors may grant share options to eligible employees, including full-time executive directors or consultants of the Company and its subsidiaries, at nil consideration, to subscribe for shares in the Company. The purpose of the scheme is to provide incentives or rewards to directors and eligible employees.

Share options granted must be taken up within 21 days of the date of grant. Any share options granted can be exercised within the period commencing on the first anniversary of the date of grant of such share option and expiring at the close of business on the tenth anniversary thereof.

The subscription price is set at not less than the higher of the nominal value of the shares and 80% of the average of the last dealt prices on the five trading days immediately preceding the date of offer of the share option. The maximum number of shares in respect of which share options may be granted shall not exceed 10% of the issued share capital of the Company from time to time but excluding shares issued pursuant to the share option scheme, and shall not exceed 1% of the issued share capital in any one financial year.

Scheme A expired on 27th November, 2000.

Share Options *(Continued)*

Scheme adopted on 25th May, 2001 ("Scheme B")

Following the expiry of Scheme A in November 2000, a new share option scheme was adopted pursuant to a resolution passed on 25th May, 2001 for the purpose of providing incentives or rewards to directors and eligible employees. Under Scheme B, the Board of Directors of the Company may grant share options to eligible employees, including full-time officers and executive directors of the Company and its subsidiaries, to subscribe for shares in the Company.

Share options granted must be taken up within 21 days of the date of grant, upon payment of HK$1 per each grant of share option(s). Share options may be exercised at any time from the date which the offer of share options is accepted to the fifth anniversary thereof. The subscription price is set at not less than the nominal value of the shares and 80% of the average of the last dealt prices on the five trading days immediately preceding the date of offer of the share option.

The maximum number of shares in respect of which share options may be granted under Scheme B is not permitted to exceed 10% of the issued share capital of the Company from time to time. No employee shall be granted a share option which, if exercised in full, would result in such employee becoming entitled to subscribe for more than 25% of the aggregate number of shares for the time being issued and issuable under Scheme B.

Scheme B was terminated on 28th March, 2002 pursuant to a resolution passed on that date.

Scheme adopted on 28th March, 2002 ("Scheme C")

Following the termination of Scheme B, a new share option scheme was adopted pursuant to a resolution passed on 28th March, 2002 for recognition of the contribution to the development and growth of the Group by the eligible persons. This scheme expires on 27th March, 2007. Under Scheme C, the Board of Directors of the Company may grant share options to the following eligible persons (and their wholly owned companies) of the Company, its subsidiaries and any companies in which the Group holds any equity interest, to subscribe for shares in the Company:

(i) employees; or

(ii) non-executive directors; or

(iii) suppliers or customers; or

(iv) any person or entity that provides research, development or other technological support; or

(v) shareholders.

Share options granted must be taken up within 21 days of the date of grant, upon payment of HK$1 per each grant of share option(s). Share options may be exercised at any time from the date of grant to the fifth anniversary of the adoption date of Scheme C. The subscription price is set at the highest of: the closing price of the shares on the date of offer of the share option; or the average closing price of shares on the five trading days immediately preceding the date of offer; or the nominal value of shares on the date of offer.

The maximum number of shares in respect of which share options may be granted under Scheme C is not permitted to exceed 30% of the issued share capital of the Company from time to time or 10% of shares in issue as at the adoption date of Scheme C. No person shall be granted a share option which exceeds 1% of the shares in issue as at the adoption date.

Share Options *(Continued)*

The following table discloses movements in the Company's share options during the year:

Directors	Date share options granted	Share option scheme category	Outstanding at beginning of the year	Granted during the year	Exercised during the year	Outstanding at end of the year	Subscription price HK$	Exercise period
Mr Horst Julius Pudwill	6.6.2001	B	800,000	–	–	800,000	2.0920	6.6.2001–5.6.2006
	19.6.2001	B	3,000,000	–	–	3,000,000	2.2600	19.6.2001–18.6.2006
	5.7.2001	B	1,200,000	–	–	1,200,000	2.1480	5.7.2001–4.7.2006
	28.6.2002	C	–	12,864,000	–	12,864,000	7.2000	28.6.2002–27.6.2007
Mr Roy Chi Ping Chung	6.6.2001	B	1,000,000	–	–	1,000,000	2.0920	6.6.2001–5.6.2006
	19.6.2001	B	1,000,000	–	–	1,000,000	2.2600	19.6.2001–18.6.2006
	5.7.2001	B	1,000,000	–	–	1,000,000	2.1480	5.7.2001–4.7.2006
	28.6.2002	C	–	6,432,000	–	6,432,000	7.2000	28.6.2002–27.6.2007
Mr Kin Wah Chan	4.1.2000	A	1,200,000	–	1,200,000	–	1.0000	4.1.2001–3.1.2010
	6.6.2001	B	500,000	–	500,000	–	2.0920	6.6.2001–5.6.2006
	19.6.2001	B	500,000	–	500,000	–	2.2600	19.6.2001–18.6.2006
	30.4.2002	C	–	300,000	–	300,000	6.4000	30.4.2002–29.4.2007
	5.7.2002	C	–	200,000	–	200,000	6.7000	5.7.2002–4.7.2007
	18.10.2002	C	–	1,000,000	–	1,000,000	5.9000	18.10.2002–17.10.2007
Mr Chi Chung Chan	4.2.1994	A	500,000	–	500,000	–	1.2800	4.2.1995–3.2.2004
	5.6.2000	A	500,000	–	500,000	–	1.0144	5.6.2001–4.6.2010
	6.6.2001	B	500,000	–	–	500,000	2.0920	6.6.2001–5.6.2006
	19.6.2001	B	500,000	–	–	500,000	2.2600	19.6.2001–18.6.2006
	30.4.2002	C	–	300,000	–	300,000	6.4000	30.4.2002–29.4.2007
	5.7.2002	C	–	200,000	–	200,000	6.7000	5.7.2002–4.7.2007
Dr Akio Urakami	6.6.2001	B	250,000	–	–	250,000	2.0920	6.6.2001–5.6.2006
	30.4.2002	C	–	250,000	–	250,000	6.4000	30.4.2002–29.4.2007
	5.7.2002	C	–	100,000	–	100,000	6.7000	5.7.2002–4.7.2007
Mr Vincent Ting Kau Cheung	30.4.2002	C	–	200,000	–	200,000	6.4000	30.4.2002–29.4.2007
Mr Joel Arthur Schleicher	30.4.2002	C	–	100,000	–	100,000	6.4000	30.4.2002–29.4.2007
Mr Christopher Patrick Langley	30.4.2002	C	–	100,000	–	100,000	6.4000	30.4.2002–29.4.2007
Total for directors			12,450,000	22,046,000	3,200,000	31,296,000		
Employees	27.10.1997	A	100,000	–	–	100,000	1.1504	27.10.1998–26.10.2007
	1.4.1998	A	400,000	–	400,000	–	1.7440	1.4.1999–31.3.2008
	20.9.1999	A	100,000	–	–	100,000	1.1584	20.9.2000–19.9.2009
	27.11.1999	A	400,000	–	400,000	–	1.0800	27.11.2000–26.11.2009
	30.12.1999	A	100,000	–	–	100,000	0.9776	30.12.2000–29.12.2009
	4.1.2000	A	100,000	–	–	100,000	1.0000	4.1.2001–3.1.2010
	26.6.2000	A	100,000	–	100,000	–	1.4768	26.2.2001–25.6.2010
	8.6.2001	B	1,000,000	–	250,000	750,000	2.1960	8.6.2001–7.6.2006
	23.7.2001	B	10,500,000	–	6,750,000	3,750,000	2.1160	23.7.2001–22.7.2006
	10.10.2001	B	100,000	–	100,000	–	2.4750	10.10.2001–9.10.2006
	30.4.2002	C	–	8,625,000	–	8,625,000	6.4000	30.4.2002–29.4.2007
	31.5.2002	C	–	250,000	–	250,000	6.9800	31.5.2002–30.5.2007
	5.7.2002	C	–	1,000,000	–	1,000,000	6.7000	5.7.2002–4.7.2007
Total for employees			12,900,000	9,875,000	8,000,000	14,775,000		
Total			25,350,000	31,921,000	11,200,000	46,071,000		

	Outstanding at beginning of the year	Granted during the year	Exercised during the year	Outstanding at end of the year	Percentage to total Company's shares in issue at end of the year
Total under Scheme A	3,500,000	–	3,100,000	400,000	0.06%
Total under Scheme B	21,850,000	–	8,100,000	13,750,000	2.13%
Total under Scheme C	–	31,921,000	–	31,921,000	4.94%
Total	25,350,000	31,921,000	11,200,000	46,071,000	7.13%

Share Options *(Continued)*

The closing prices of the Company's shares immediately before 30th April, 2002, 31st May, 2002, 28th June, 2002, 5th July, 2002 and 18th October, 2002, the dates of grant, were HK$6.15, HK$6.70, HK$6.65, HK$6.75 and HK$5.75 respectively.

The fair values of the share options granted in the current year measured as at the dates of grant on 30th April, 2002, 31st May, 2002, 28th June, 2002, 5th July, 2002 and 18th October, 2002 were HK$2.21, HK$2.18, HK$2.08, HK$2.27 and HK$1.97 respectively. The following significant assumptions were used to derive the fair values using the Black-Scholes option pricing model:

Date of grant	Expected life of share options	Expected volatility based on historical volatility of share prices	Hong Kong Exchange Fund Notes rate	Expected annual dividend yield
30.4.2002	3 years	50%	4.09%	1.5%
31.5.2002	3 years	50%	3.97%	1.5%
28.6.2002	3 years	50%	3.46%	1.5%
5.7.2002	3 years	50%	3.49%	1.5%
18.10.2002	3 years	50%	3.03%	1.5%

For the purposes of the calculation of fair value, no adjustment has been made in respect of share options expected to be forfeited due to lack of historical data.

The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the volatility of share price. Because changes in subjective input assumptions can materially affect the fair value estimate, in the directors' opinion, the existing model does not necessarily provide a reliable single measure of the fair value of the share options.

No charge is recognised in the income statement in respect of the value of share options granted in the year.

Arrangements to Purchase Shares or Debentures

Other than as disclosed above, at no time during the year was the Company, or any of its subsidiaries, a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate and neither the directors or the chief executive, nor any of their spouses or children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right.

Directors' Interests in Contracts of Significance

No contract of significance, to which the Company, or any of its subsidiaries, was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Substantial Shareholders

Other than the interests disclosed above in respect of certain directors and chief executives, the register of substantial shareholders maintained by the Company pursuant to Section 16(1) of the SDI Ordinance discloses no person as having an interest of 10% or more in the issued share capital of the Company as at 31st December, 2002.

Corporate Governance

The Company has complied throughout the year ended 31st December, 2002 with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Donations

During the year, the Group made charitable and other donations totalling HK$171,000.

Post Balance Sheet Events

Details of significant events occurring after the balance sheet date are set out in note 39 to the financial statements.

Auditors

A resolution will be submitted to the annual general meeting to re-appoint Messrs Deloitte Touche Tohmatsu as auditors of the Company.

On behalf of the Board

Horst Julius Pudwill
Chairman and Chief Executive Officer
Hong Kong,
15th April, 2003

德勤·關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

To the members of
Techtronic Industries Company Limited
創科實業有限公司
(incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 34 to 79 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st December, 2002 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
15th April, 2003

Consolidated Income Statement

	Notes	**2002** HK$'000	2001 HK$'000
Turnover		**9,492,938**	6,101,140
Cost of sales		**(7,025,629)**	(4,594,011)
Gross profit		**2,467,309**	1,507,129
Other operating income	5	**69,233**	41,396
Selling, distribution and advertising expenses		**(795,694)**	(516,684)
Administrative expenses		**(1,054,148)**	(595,698)
Research and development costs		**(111,784)**	(79,931)
Profit from operations	6	**574,916**	356,212
Finance costs	7	**(83,978)**	(91,000)
Profit before share of results of associates and taxation		**490,938**	265,212
Share of results of associates		**121**	(300)
Profit before taxation		**491,059**	264,912
Taxation	10	**(69,986)**	(22,940)
Profit before minority interests		**421,073**	241,972
Minority interests		**(12,241)**	(3,125)
Profit for the year		**408,832**	238,847
Dividends	11	**(83,755)**	(60,057)
Earnings per share	12		
Basic		**65.73 cents**	42.02 cents
Diluted		**64.79 cents**	41.83 cents

	Notes	2002 HK$'000	2001 HK$'000
Assets			
Non-current assets			
Property, plant and equipment	13	**846,766**	678,629
Goodwill	14	**161,091**	83,815
Negative goodwill	15	**(23,923)**	(26,722)
Intangible assets	16	**12,858**	5,759
Interests in associates	18	**117,265**	108,366
Investments in securities	19	**55,447**	60,530
Deposit for acquisition of a subsidiary	20	**–**	148,200
Deferred tax asset	29	**59,685**	21,193
Other assets		**1,195**	1,195
		1,230,384	1,080,965
Current assets			
Inventories	21	**1,592,034**	799,975
Trade and other receivables	22	**1,213,434**	598,361
Deposits and prepayments		**197,997**	309,448
Bills receivable		**261,186**	331,431
Investments in securities	19	**7,385**	4,899
Trade receivable from an associate		**6,760**	2,511
Pledged bank deposit		**–**	27,300
Bank balances, deposits and cash		**1,855,491**	616,739
		5,134,287	2,690,664
Current liabilities			
Trade and other payables	23	**1,455,259**	1,102,700
Bills payable		**1,613,634**	602,903
Warranty provision	24	**79,315**	26,979
Taxation payable		**35,929**	12,149
Obligations under finance leases – due within one year	25	**7,336**	10,263
Bank borrowings – due within one year	26	**781,156**	217,060
		3,972,629	1,972,054
Net current assets		**1,161,658**	718,610
Total assets less current liabilities		**2,392,042**	1,799,575

	Notes	**2002** HK$'000	2001 HK$'000
Capital and Reserves			
Share capital	27	**129,143**	114,903
Reserves		**1,671,745**	988,471
		1,800,888	1,103,374
Minority Interests		**18,917**	9,977
Non-current Liabilities			
Obligations under finance leases – due after one year	25	**3,497**	8,721
Bank borrowings – due after one year	26	**554,059**	675,967
Deferred tax liability	29	**14,681**	1,536
		572,237	686,224
		2,392,042	1,799,575

The financial statements on pages 34 to 79 were approved and authorised for issue by the Board of Directors on 15th April, 2003 and are signed on its behalf by:

Chi Chung Chan
Director

Roy Chi Ping Chung
Director

At 31st December, 2002

	Notes	2002 HK$'000	2001 HK$'000
Assets			
Non-current assets			
Property, plant and equipment	13	**244,261**	220,604
Intangible assets	16	**6,400**	132
Investments in subsidiaries	17	**472,663**	447,137
Interests in associates	18	**89,130**	79,417
Investments in securities	19	**15,681**	20,908
Other assets		**1,195**	1,195
		829,330	769,393
Current assets			
Inventories	21	**389,311**	258,518
Trade and other receivables	22	**73,316**	43,262
Deposits and prepayments		**67,805**	75,480
Bills receivable		**191,355**	250,282
Investments in securities	19	**7,385**	4,899
Amounts due from subsidiaries		**744,485**	462,519
Pledged bank deposit		**–**	27,300
Bank balances, deposits and cash		**791,912**	303,519
		2,265,569	1,425,779
Current liabilities			
Trade and other payables	23	**417,439**	332,992
Bills payable		**235,134**	193,139
Amounts due to subsidiaries		**255,087**	191,376
Taxation payable		**9,357**	3,725
Obligations under finance leases – due within one year	25	**5,109**	6,636
Bank borrowings – due within one year	26	**320,093**	114,193
		1,242,219	842,061
Net current assets		**1,023,350**	583,718
Total assets less current liabilities		**1,852,680**	1,353,111

	Notes	2002 HK$'000	2001 HK$'000
Capital and Reserves			
Share capital	27	**129,143**	114,903
Reserves	28	**1,563,670**	997,345
		1,692,813	1,112,248
Non-current Liabilities			
Obligations under finance leases – due after one year	25	**2,473**	5,469
Bank borrowings – due after one year	26	**156,000**	234,000
Deferred tax liability	29	**1,394**	1,394
		159,867	240,863
		1,852,680	1,353,111

Chi Chung Chan
Director

Roy Chi Ping Chung
Director

Consolidated Statement of Changes in Equity

For the year ended 31st December, 2002

	Share capital HK$'000	Share premium HK$'000	Translation reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 1st January, 2001	112,243	227,604	(3,677)	572,612	908,782
Exchange differences on translation of overseas operations not recognised in the income statement	–	–	(1,567)	–	(1,567)
Shares issued at a premium	2,660	14,709	–	–	17,369
Profit for the year	–	–	–	238,847	238,847
Final dividend – 2000	–	–	–	(34,213)	(34,213)
Interim dividend – 2001	–	–	–	(25,844)	(25,844)
At 1st January, 2002	114,903	242,313	(5,244)	751,402	1,103,374
Exchange differences on translation of overseas operations not recognised in the income statement	–	–	(12,989)	–	(12,989)
Shares issued at a premium	14,240	371,186	–	–	385,426
Profit for the year	–	–	–	408,832	408,832
Final dividend – 2001	–	–	–	(45,060)	(45,060)
Interim dividend – 2002	–	–	–	(38,695)	(38,695)
At 31st December, 2002	**129,143**	**613,499**	**(18,233)**	**1,076,479**	**1,800,888**

The Group's retained profits include the Group's share of the post acquisition losses of associates of HK$12,992,000 (2001: HK$13,005,000), and the Group's translation reserve of a credit balance of HK$1,541,000 (2001: HK$460,000) in respect of associates.

Consolidated Cash Flow Statement

	Notes	2002 HK$'000	2001 HK$'000
Operating Activities			
Profit from operations		**574,916**	356,212
Adjustments for:			
Interest income		**(13,738)**	(14,412)
Amortisation/write-off of intangible assets		**4,716**	1,379
Amortisation of goodwill		**9,858**	4,927
Release of negative goodwill to income		**(2,799)**	(2,395)
Depreciation and amortisation on property, plant and equipment		**262,612**	209,900
Impairment loss of investment securities recognised		**6,673**	4,204
(Profit) loss on disposal of property, plant and equipment		**(16,073)**	5,179
Loss on disposal of a subsidiary	31	**1,345**	–
Loss on disposal of an associate		**108**	–
Operating cash flows before movements in working capital		**827,618**	564,994
(Increase) decrease in inventories		**(680,181)**	175,978
Increase in trade and other receivables, deposits and prepayments		**(397,117)**	(31,969)
Decrease (increase) in bills receivable		**70,579**	(176,405)
(Increase) decrease in trade receivable from an associate		**(4,249)**	4,850
Increase in trade and other payables		**116,175**	186,620
Increase in bills payable		**1,006,475**	386,726
Increase (decrease) in warranty provision		**50,622**	(6,407)
Cash generated from operations		**989,922**	1,104,387
Interest paid		**(83,978)**	(91,000)
Hong Kong Profits Tax paid		**(26,176)**	(20,140)
Overseas Tax paid		**(47,870)**	(5,108)
Overseas Tax refunded		**870**	3,282
Net Cash from Operating Activities		**832,768**	991,421
Investing Activities			
Interest received		**13,738**	14,412
Proceeds from disposal of property, plant and equipment		**35,396**	1,938
Purchase of property, plant and equipment		**(238,016)**	(188,768)
Acquisition of an associate		**(17,550)**	–
Purchase of investments in securities		**(4,076)**	(7,221)
Additions to intangible assets		**(11,388)**	(382)
Acquisition of subsidiaries (net of cash and cash equivalents acquired)	30	**(15,593)**	(102,778)
Disposal of a subsidiary (net of cash and cash equivalents disposed of)	31	**(275)**	–
Decrease (increase) in pledged bank deposit		**27,300**	(27,300)
Repayment from (advances to) associates		**9,745**	(28,833)
Deposit paid for acquisition of a subsidiary		**–**	(148,200)
Payment of consideration for prior year acquisitions		**–**	(4,466)
Net Cash used in Investing Activities		**(200,719)**	(491,598)

	Notes	2002 HK$'000	2001 HK$'000
Financing Activities			
Dividend paid to minority shareholders		**(3,301)**	–
Dividend paid		**(83,755)**	(60,057)
Proceeds from issue of shares		**397,380**	17,369
Share issue expenses		**(11,954)**	–
New bank loans obtained		**312,000**	28,915
Increase in trust receipt loans		**15,748**	48,595
Repayment of obligations under finance leases		**(10,719)**	(10,575)
Repayment of bank borrowings		**(64,918)**	(169,316)
Net Cash from (used in) Financing Activities		**550,481**	(145,069)
Net Increase in Cash and Cash Equivalents		**1,182,530**	354,754
Cash and Cash Equivalents at Beginning of the Year			
As previously reported		**448,000**	138,030
Effect of reclassification of trust receipt loans		**137,567**	88,972
As restated		**585,567**	227,002
Effect of Foreign Exchange Rate Changes		**(14,197)**	3,811
Cash and Cash Equivalents at End of the Year		**1,753,900**	585,567
Analysis of the Balances of Cash and Cash Equivalents			
Cash and cash equivalent as previously reported			448,000
Effect of reclassification of trust receipt loans			137,567
			585,567
Represented by:			
Bank balances, deposits and cash		**1,855,491**	616,739
Bank overdrafts		**(101,591)**	(31,172)
		1,753,900	585,567

1. General

The Company is a public limited company incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited.

The principal activities of the Group are the manufacturing and trading of electrical and electronic products.

2. Adoption of Statements of Standard Accounting Practice

In current year, the Group has adopted, for the first time, a number of new and revised Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants. The adoption of these Standards has resulted in a change in the format of presentation of the cash flow statement and the statement of changes in equity. These changes have not had any material effect on the results for the current or prior accounting periods. Accordingly, no prior period adjustment has been required.

Cash flow statements

In current year, the Group has adopted SSAP 15 (Revised) Cash Flow Statements. Under SSAP 15 (Revised), cash flows are classified under three headings – operating, investing and financing, rather than the previous five headings. Interest paid, interest received and dividends paid, which were previously presented under a separate heading, are classified as operating, investing and financing cash flows respectively. Cash flows arising from taxes on income are classified as operating activities, unless they can be separately identified with investing or financing activities. The re-definition of cash and cash equivalents has resulted in a restatement of the comparative amounts shown in the cash flow statement.

Employee benefits

In current year, the Group has adopted SSAP 34 Employee Benefits, which introduces measurement rules for employee benefits, including retirement benefit plans.

3. Significant accounting policies

The financial statements have been prepared under the historical cost convention as modified for the revaluation of investments in securities and in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st December each year. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The results of subsidiaries and associates acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition.

Goodwill is capitalised and amortised on a straight-line basis over its useful economic life. Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet.

On disposal of a subsidiary or an associate, the attributable amount of unamortised goodwill is included in the determination of the profit or loss on disposal.

3. Significant accounting policies *(Continued)*

Negative goodwill

Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition over the cost of acquisition.

Negative goodwill is presented as a deduction from assets and is released to income based on an analysis of the circumstances from which the balance resulted.

To the extent that the negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the period in which those losses or expenses arise. The remaining negative goodwill is recognised as income on a straight-line basis over the remaining average useful life of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised as income immediately.

Negative goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet as a deduction from assets.

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

Interests in associates

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates, less any identified impairment loss.

The results of associates are accounted for by the Company on the basis of dividends received and receivable during the year. In the Company's balance sheet, investments in associates are stated at cost, as reduced by any identified impairment losses.

Patents and trademarks

Patents and trademarks are measured initially at purchase cost and amortised on a straight-line basis over their estimated useful lives.

Assets held under finance leases

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards of ownership of the assets concerned to the Group.

Assets held under finance leases are capitalised at their fair values at the date of acquisition. The corresponding liability to the lessor is included in the balance sheet as an obligation under finance leases. Finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the income statement over the period of the relevant lease so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

All other leases are classified as operating leases and the annual rentals are charged to the income statement on a straight-line basis over the term of the relevant lease.

3. Significant accounting policies *(Continued)*

Property, plant and equipment

Property, plant and equipment, other than construction in progress, are stated at cost less depreciation or amortisation and accumulated impairment losses.

Depreciation and amortisation is charged so as to write off the cost of property, plant and equipment other than construction in progress, over their estimated useful lives, using the straight-line method, at the following rates per annum:

Freehold land	Nil
Leasehold land and land use rights	2% or over the term of the relevant lease, if shorter
Buildings	4%
Leasehold improvements	25%
Office equipment, furniture and fixtures	16 ⅔% – 25%
Plant and machinery	25%
Motor vehicles	16 ⅔% – 25%
Moulds and tooling	20% – 33 ⅓%
Vessel	20%

Properties in the course of construction for production, rental or administrative purposes, or for purposes not yet determined, are carried at cost, less any identified impairment loss. Cost includes professional fees and, for qualifying assets, borrowing costs capitalised in accordance with the Group's accounting policy. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

3. Significant accounting policies *(Continued)*

Investments in securities

Investments in securities are recognised on a trade-date basis and are initially measured at cost.

Investments other than held-to-maturity debt securities are classified as investment securities and other investments.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealised gains and losses included in the income statement for the year.

Other assets

Other assets are stated at cost less any identified impairment loss.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method.

Research and development costs

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development expenditure is recognised only if it is anticipated that the development costs incurred on a clearly-defined project will be recovered through future commercial activity. The resultant asset is amortised on a straight line basis over its useful life.

Where no internally-generated intangible asset can be recognised, development expenditure is recognised as an expense in the period in which it is incurred.

Turnover

Turnover represents the net amounts received and receivable for goods sold, less returns and allowances, to outside customers during the year.

Revenue recognition

Sales of goods are recognised when goods are delivered and title has been passed.

Service income is recognised when services are provided.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rates applicable.

Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial statements. The tax effect of timing differences, computed using the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or asset will crystallise in the foreseeable future.

3. Significant accounting policies *(Continued)*

Foreign currencies

Transactions in currencies other than Hong Kong dollars are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are retranslated at the rates prevailing on the balance sheet date. Profits and losses arising on exchange are included in profit or loss for the year.

On consolidation, the assets and liabilities of the Group's overseas operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the year. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or as expenses in the year in which the operation is disposed of.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognised as an expense in the period in which they are incurred.

Retirement benefits schemes

Retirement benefits arrangements are made in accordance with the relevant laws and regulations. Payments to defined contribution retirement benefits schemes are charged as expenses as they fall due. For defined benefits schemes, the projected future cost of providing retirement benefits is recognised when the employees render services instead of when claims are incurred.

4. Business and geographical segments

Business segments

For management purposes, the Group is engaged in the manufacturing and trading of electrical and electronic products. The segment information is disclosed in accordance with different types of products.

Income statement

For the year ended 31st December, 2002

	Power tools and outdoor power equipment products HK$'000	Floor care appliances products HK$'000	Solar powered lighting and electronic measuring products HK$'000	Other products HK$'000	Eliminations HK$'000	Consolidated HK$'000
Revenue						
External sales	7,470,451	1,662,347	227,130	133,010	–	9,492,938
Inter-segment sales	137,008	–	1,822	191,754	(330,584)	–
Total revenue	7,607,459	1,662,347	228,952	324,764	(330,584)	9,492,938

Inter-segment sales are charged at prevailing market rates.

Result						
Segment result	459,240	69,477	37,114	9,085	–	574,916
Finance costs						(83,978)
Share of results of associates	–	–	–	121	–	121
Profit before taxation						491,059
Taxation						(69,986)
Profit after taxation						421,073

4. Business and geographical segments *(Continued)*

Business segments *(Continued)*

Balance sheet

At 31st December, 2002

	Power tools and outdoor power equipment products HK$'000	Floor care appliances products HK$'000	Solar powered lighting and electronic measuring products HK$'000	Other products HK$'000	Consolidated HK$'000
Assets					
Segment assets	5,391,484	629,956	97,820	128,146	6,247,406
Interests in associates	–	–	–	117,265	117,265
Consolidated total assets	5,391,484	629,956	97,820	245,411	6,364,671
Liabilities					
Segment liabilities	(4,041,286)	(409,076)	(23,898)	(34,677)	(4,508,937)

Other information

For the year ended 31st December, 2002

	Power tools and outdoor power equipment products HK$'000	Floor care appliances products HK$'000	Solar powered lighting and electronic measuring products HK$'000	Other products HK$'000	Consolidated HK$'000
Capital additions	268,685	62,255	7,654	512	339,106
Depreciation and amortisation	200,692	54,381	3,845	12,572	271,490

4. Business and geographical segments *(Continued)*

Business segments *(Continued)*

Income statement

For the year ended 31st December, 2001

	Power tools products HK$'000	Floor care appliances products HK$'000	Solar powered lighting and electronic measuring products HK$'000	Other products HK$'000	Eliminations HK$'000	Consolidated HK$'000
Revenue						
External sales	4,523,295	1,171,793	163,734	242,318	–	6,101,140
Inter-segment sales	74,584	26,336	6,516	226,240	(333,676)	–
Total revenue	4,597,879	1,198,129	170,250	468,558	(333,676)	6,101,140

Inter-segment sales are charged at prevailing market rates.

	Power tools products HK$'000	Floor care appliances products HK$'000	Solar powered lighting and electronic measuring products HK$'000	Other products HK$'000	Eliminations HK$'000	Consolidated HK$'000
Result						
Segment result	293,323	56,877	14,255	(8,243)	–	356,212
Finance costs						(91,000)
Share of results of associates	–	–	–	(300)	–	(300)
Profit before taxation						264,912
Taxation						(22,940)
Profit after taxation						241,972

4. Business and geographical segments *(Continued)*

Business segments *(Continued)*

Balance sheet

At 31st December, 2001

	Power tools products HK$'000	Floor care appliances products HK$'000	Solar powered lighting and electronic measuring products HK$'000	Other products HK$'000	Consolidated HK$'000
Assets					
Segment assets	2,884,275	467,199	62,445	249,344	3,663,263
Interests in associates	–	–	–	108,366	108,366
Consolidated total assets	2,884,275	467,199	62,445	357,710	3,771,629
Liabilities					
Segment liabilities	(2,303,385)	(209,483)	(19,822)	(113,439)	(2,646,129)

Other information

For the year ended 31st December, 2001

	Power tools products HK$'000	Floor care appliances products HK$'000	Solar powered lighting and electronic measuring products HK$'000	Other products HK$'000	Consolidated HK$'000
Capital additions	109,810	66,446	3,798	25,270	205,324
Depreciation and amortisation	151,605	43,529	3,172	15,505	213,811

4. Business and geographical segments *(Continued)*

Geographical segments

(i) The following table provides an analysis of the Group's sales by geographical market location:

	Turnover		Contribution to results from ordinary activities before taxation	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	HK$'000	HK$'000
By geographical market location:				
North America	**7,732,107**	5,247,979	**494,279**	332,013
Europe	**1,095,200**	589,326	**44,514**	4,680
Other countries	**665,631**	263,835	**36,123**	19,519
	9,492,938	6,101,140	**574,916**	356,212
Finance costs			**(83,978)**	(91,000)
Contribution from associates			**121**	(300)
Profit before taxation			**491,059**	264,912

(ii) The following table provides an analysis of segment assets, and additions to property, plant and equipment and intangible assets, analysed by geographical areas in which the assets are located:

	Carrying amount of segment assets		Additions to property, plant and equipment and intangible assets	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	HK$'000	HK$'000
Hong Kong and People's Republic of China ("PRC")	**2,553,703**	1,941,485	**268,685**	164,123
North America	**3,122,303**	1,615,665	**62,255**	38,804
Europe	**357,162**	180,835	**7,654**	2,051
Other countries	**331,503**	33,644	**512**	346
	6,364,671	3,771,629	**339,106**	205,324

5. Other operating income

	2002 HK$'000	2001 HK$'000
Included in other operating income is interest income analysed as follows:		
Interest earned on bank deposits	**11,100**	7,659
Interest earned on amounts due from associates	**2,638**	6,753
Interest income for the year	**13,738**	14,412

6. Profit from operations

	2002 HK$'000	2001 HK$'000
Profit from operations has been arrived at after charging (crediting):		
Amortisation/write off of intangible assets included in administrative expenses	**4,716**	1,379
Auditors' remuneration	**5,768**	3,623
Depreciation and amortisation on property, plant and equipment		
Owned assets	**252,887**	200,837
Assets held under finance leases	**9,725**	9,063
Impairment loss of investment securities recognised	**6,673**	4,204
(Gain) loss on disposal of property, plant and equipment	**(16,073)**	5,179
Amortisation of goodwill included in administrative expenses	**9,858**	4,927
Release of negative goodwill to income included in administrative expenses	**(2,799)**	(2,395)
Operating lease charges		
Premises	**36,785**	24,978
Motor vehicles	**6,412**	4,541
Plant and machinery	**4,101**	8,727
Other assets	**1,080**	–
Retirement benefits scheme contributions	**5,796**	5,958
Research and development costs	**113,922**	79,931
Less: amounts capitalised	**(2,138)**	–
	111,784	79,931
Staff costs		
Directors' remuneration		
Fees	**196**	128
Other emoluments	**27,116**	21,436
Others	**532,946**	229,953
	560,258	251,517

Staff costs disclosed above do not include an amount of HK$64,818,000 (2001: HK$43,582,000) relating to research and development activities, which is included under research and development costs.

7. Finance costs

	2002 HK$'000	2001 HK$'000
Interest on:		
Bank loans and overdrafts wholly repayable within five years	**83,527**	89,253
Obligations under finance leases	**451**	1,747
	83,978	91,000

8. Directors' emoluments

	2002 HK$'000	2001 HK$'000
Directors' fees:		
Executive	**40**	40
Non-executive	–	10
Independent non-executive	**156**	78
	196	128
Other emoluments for executive directors:		
Salaries and other benefits	**27,068**	20,886
Contributions to retirement benefits scheme	**48**	52
	27,116	20,938
Other emoluments for non-executive directors:		
Salaries and other benefits	–	366
Contributions to retirement benefits scheme	–	4
	–	370
Total emoluments	**27,312**	21,436

The emoluments of the directors were within the following bands:

	Number of directors	
	2002	2001
Nil to HK$1,000,000	**5**	6
HK$2,000,001 to HK$2,500,000	**1**	–
HK$3,000,001 to HK$3,500,000	–	3
HK$4,000,001 to HK$4,500,000	–	1
HK$5,000,001 to HK$5,500,000	**2**	–
HK$5,500,001 to HK$6,000,000	**1**	–
HK$6,500,001 to HK$7,000,000	–	1
HK$8,500,001 to HK$9,000,000	**1**	–

9. Employees' emoluments

Of the five individuals with the highest emoluments in the Group, four (2001: all) were executive directors of the Company whose emoluments are included in the disclosures in note 8 above.

During each of the two years ended 31st December, 2002 and 2001, no emoluments had been paid by the Group to the five highest paid individuals, including directors, as an inducement to join or upon joining the Group or as compensation for loss of office. No director had waived any emoluments during those years.

10. Taxation

	2002 HK$'000	2001 HK$'000
The total taxation charge comprises:		
Hong Kong Profits Tax calculated at 16% of the estimated assessable profit for the year	**31,509**	18,500
Under(over)provision in prior years	**5,309**	(153)
	36,818	18,347
Overseas taxation on profit for the year	**52,348**	9,611
Underprovision in prior years	**6,167**	170
Deferred taxation credit	**(25,347)**	(5,188)
	33,168	4,593
	69,986	22,940

Overseas taxation is calculated at the rates prevailing in the relevant jurisdictions.

The deferred taxation credit represents the amount of deferred tax asset on timing differences arising overseas from the use of the receipts and payments basis for tax purposes and the accrual basis for the financial statements. The deferred tax asset has been recognised to the extent that the timing differences will be realised in the near future.

Details of deferred taxation are set out in note 29.

11. Dividends

	2002 HK$'000	2001 HK$'000
Final dividend paid:		
2001: HK7.0 cents (2000: HK6.0 cents) per share	**45,060**	34,213
Interim dividend paid:		
2002: HK6.0 cents (2001: HK4.5 cents) per share	**38,695**	25,844
	83,755	60,057

The final dividend in respect of the current financial year of HK10 cents (2001: HK7.0 cents) per share has been proposed by the directors and is subject to approval by the shareholders in the annual general meeting.

12. Earnings per share

The calculation of the basic and diluted earnings per share is based on the following data:

	2002 HK$'000	2001 HK$'000
Earnings for the purposes of basic and diluted earnings per share:		
Profit for the year	**408,832**	238,847
Weighted average number of ordinary shares for the purposes of basic earnings per share	**621,966,346**	568,437,155
Effect of dilutive potential ordinary shares:		
Share options	**9,078,074**	2,505,232
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**631,044,420**	570,942,387

13. Property, plant and equipment

	Land and land use rights and buildings outside Hong Kong HK$'000	Leasehold improvements HK$'000	Office equipment, furniture and fixtures HK$'000	Plant and machinery HK$'000	Motor vehicles HK$'000	Moulds and tooling HK$'000	Vessel HK$'000	Construction in progress HK$'000	Total HK$'000
The Group									
Cost									
At 1st January, 2002	305,236	74,440	181,894	292,382	16,326	641,533	3,322	8,463	1,523,596
Currency realignment	(3,987)	444	2,436	(1,317)	478	441	–	–	(1,505)
Additions	4,519	10,309	27,974	58,597	2,508	123,751	–	12,926	240,584
Acquisition of subsidiaries	104,296	96	5,110	68,771	1,198	34,741	–	–	214,212
Disposals	(18,367)	–	(8,993)	(18,130)	(4,372)	(3,472)	–	–	(53,334)
Reclassification	693	8,809	2,649	(12,212)	–	61	–	–	–
At 31st December, 2002	**392,390**	**94,098**	**211,070**	**388,091**	**16,138**	**797,055**	**3,322**	**21,389**	**1,923,553**
Depreciation and amortisation									
At 1st January, 2002	29,637	54,080	96,435	178,532	10,248	472,763	3,272	–	844,967
Currency realignment	(558)	97	2,132	896	275	377	–	–	3,219
Provided for the year	18,137	10,405	34,992	61,260	2,944	134,849	25	–	262,612
Eliminated on disposals	(4,019)	–	(8,910)	(16,542)	(3,868)	(672)	–	–	(34,011)
Reclassification	–	5,726	(3,086)	(2,655)	–	15	–	–	–
At 31st December, 2002	**43,197**	**70,308**	**121,563**	**221,491**	**9,599**	**607,332**	**3,297**	**–**	**1,076,787**
Net book values									
At 31st December, 2002	**349,193**	**23,790**	**89,507**	**166,600**	**6,539**	**189,723**	**25**	**21,389**	**846,766**
At 31st December, 2001	275,599	20,360	85,459	113,850	6,078	168,770	50	8,463	678,629

13. Property, plant and equipment *(Continued)*

	Leasehold land and land use rights and buildings outside Hong Kong HK$'000	Leasehold improvements HK$'000	Office equipment, furniture and fixtures HK$'000	Plant and machinery HK$'000	Motor vehicles HK$'000	Moulds and tooling HK$'000	Total HK$'000
The Company							
Cost							
At 1st January, 2002	72,393	57,505	66,601	156,368	9,999	348,656	711,522
Additions	–	6,464	5,743	42,014	1,296	60,985	116,502
Disposals	–	–	(70)	(360)	(1,926)	–	(2,356)
Transfer to subsidiaries	–	(30)	(42)	(666)	–	–	(738)
At 31st December, 2002	**72,393**	**63,939**	**72,232**	**197,356**	**9,369**	**409,641**	**824,930**
Depreciation and amortisation							
At 1st January, 2002	14,135	44,044	42,109	100,024	7,794	282,812	490,918
Provided for the year	2,767	6,562	10,013	25,678	859	45,967	91,846
Eliminated on disposals	–	–	(57)	(124)	(1,904)	–	(2,085)
Eliminated on transfer to subsidiaries	–	(2)	(7)	(1)	–	–	(10)
At 31st December, 2002	**16,902**	**50,604**	**52,058**	**125,577**	**6,749**	**328,779**	**580,669**
Net book values							
At 31st December, 2002	**55,491**	**13,335**	**20,174**	**71,779**	**2,620**	**80,862**	**244,261**
At 31st December, 2001	58,258	13,461	24,492	56,344	2,205	65,844	220,604

The net book values of the Group's and the Company's property, plant and equipment include amounts of approximately HK$18,798,000 (2001: HK$43,521,000) in respect of assets held under finance leases.

	The Group		The Company	
	2002 HK$'000	2001 HK$'000	**2002** HK$'000	2001 HK$'000
The net book values of land and land use rights and buildings are situated outside Hong Kong and are analysed as follows:				
Freehold	**293,702**	217,341	**–**	–
Medium-term lease	**55,491**	58,258	**55,491**	58,258
	349,193	275,599	**55,491**	58,258

The Group has pledged certain freehold land and building having an aggregate net book value of HK$14,774,000 (2001: HK$15,413,000) to secure general banking facilities granted to the Group.

14. Goodwill

	The Group
	HK$'000
Cost	
At 1st January, 2002	193,227
Arising on acquisition of subsidiaries	87,134
At 31st December, 2002	**280,361**
Amortisation	
At 1st January, 2002	109,412
Charged for the year	9,858
At 31st December, 2002	**119,270**
Net book values	
At 31st December, 2002	**161,091**
At 31st December, 2001	83,815

The amortisation period adopted ranges from 9 to 20 years as determined by the estimated foreseeable useful lives of the goodwill arising on past acquisitions.

15. Negative goodwill

	The Group
	HK$'000
Gross amounts	
At 1st January, 2002 and at 31st December, 2002	30,808
Released to income	
At 1st January, 2002	4,086
Released in the year	2,799
At 31st December, 2002	**6,885**
Carrying amounts	
At 31st December, 2002	**23,923**
At 31st December, 2001	26,722

The negative goodwill is released to income on a straight-line basis over a period of eleven years, being the remaining weighted average useful life of the depreciable assets acquired.

16. Intangible assets

	Deferred development cost HK$'000	Patents and trademarks HK$'000	Manufacture know-how HK$'000	Total HK$'000
The Group				
Cost				
At 1st January, 2002	5,466	10,784	–	16,250
Currency realignment	356	19	–	375
Additions	2,138	6,582	2,668	11,388
Acquisition of subsidiaries	–	192	–	192
Written off in the year	(6,291)	(2,871)	–	(9,162)
At 31st December, 2002	**1,669**	**14,706**	**2,668**	**19,043**
Amortisation				
At 1st January, 2002	2,689	7,802	–	10,491
Currency realignment	137	3	–	140
Provided for the year	568	841	410	1,819
Eliminated on write off	(3,394)	(2,871)	–	(6,265)
At 31st December, 2002	**–**	**5,775**	**410**	**6,185**
Net book values				
At 31st December, 2002	**1,669**	**8,931**	**2,258**	**12,858**
At 31st December, 2001	2,777	2,982	–	5,759

	Patents HK$'000
The Company	
Cost	
At 1st January, 2002	1,037
Addition	6,400
At 31st December, 2002	**7,437**
Amortisation	
At 1st January, 2002	905
Provided for the year	132
At 31st December, 2002	**1,037**
Net book values	
At 31st December, 2002	**6,400**
At 31st December, 2001	132

All intangible assets of the Group and the Company are amortised on a straight-line basis over five to ten years.

17. Investments in subsidiaries

	2002 HK$'000	2001 HK$'000
Investments in unlisted shares, at cost	**402,314**	362,635
Amount due from a subsidiary	**70,349**	84,502
	472,663	447,137

Particulars of the principal subsidiaries of the Company at 31st December, 2002 are set out in note 40.

The amount due from a subsidiary is unsecured, non-interest bearing and has no fixed repayment terms. In the opinion of directors, no part of the amount will be repaid within the next twelve months and the amount is therefore presented as non-current.

18. Interests in associates

	The Group		The Company	
	2002 HK$'000	2001 HK$'000	**2002** HK$'000	2001 HK$'000
Unlisted shares, at cost less impairment loss recognised	**–**	–	**–**	–
Share of net assets	**20,610**	1,967	**–**	–
Net amounts due from associates	**96,655**	106,399	**89,130**	79,417
	117,265	108,366	**89,130**	79,417

Particulars of the associates at 31st December, 2002 are set out in note 41.

The amounts due from associates are unsecured, bear interest at HIBOR plus market spread and have no fixed repayment terms. In the opinion of directors, no part of the amounts will be repaid within the next twelve months and the amounts are therefore presented as non-current.

At the balance sheet date, amongst the associates, the Group held 40.8% of the shares of Gimelli International (Holdings) Limited and its subsidiaries (together "Gimelli Group companies"). In accordance with the requirement of SSAP 32, the Group controls Gimelli Group companies. However, because the Company is incorporated in Hong Kong and Gimelli Group companies do not meet the definition of a subsidiary under the Hong Kong Companies Ordinance, Gimelli Group companies have not been consolidated in these financial statements. Rather, they have been accounted for as associates using the equity method of accounting. The equity carrying value of the Group's interests in Gimelli Group companies is nil at both 31st December, 2001, and 31st December, 2002.

18. Interests in associates *(Continued)*

Had Gimelli Group companies been consolidated in these financial statements, its assets and liabilities, and income and expenses, would have been accounted for on a line-by-line basis. The analysis of the share of net liabilities and of the share of net profit (loss) would have been as follows:

	Gimelli Group	
	2002	2001
	HK$'000	HK$'000
Non-current assets	**53,510**	22,481
Current assets	**51,749**	34,966
Current liabilities	**(211,353)**	(176,254)
Non-current liabilities	**(338)**	(315)
Share of net liabilities attributable to the Group	**(106,432)**	(119,122)
Turnover	**201,224**	130,349
Operating expenses	**(201,212)**	(132,009)
Share of net profit (loss) attributable to the Group	**12**	(1,660)

19. Investments in securities

	The Group		The Company	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	HK$'000	HK$'000
Non-current assets				
Unlisted investment securities (equity), at cost less impairment loss recognised	**55,447**	60,530	**15,681**	20,908
Current assets				
Other listed investments (equity securities), at market price	**7,385**	4,899	**7,385**	4,899

The Group's investments above included investments in Nack Products USA Limited ("Nack") and in America Direct, Inc. ("ADI"), with the carrying values of approximately HK$15,681,000 (2001: HK$20,908,000) and HK$6,604,000 (2001: HK$8,806,000), respectively. The Company's investments included its investment in Nack of the same amount. Both companies are incorporated in the United States of America ("USA"). Nack has the exclusive rights to market and distribute a registered product in the USA, of which the Group holds the manufacturing right. Its principal activity is the marketing and distribution of the registered product and other related products in the USA. ADI is engaged in marketing through a combination of direct response television and retail distribution in the USA and selected international markets.

The Group's investment represents approximately 25% (2001: 25%) of Nack's issued shares held directly by the Company and 26% (2001: 26%) of ADI's common stocks in issue held by a 51% subsidiary of the Company. Both Nack and ADI are not regarded as associates of the Group because the Group has no significant influence over their affairs.

20. Deposit for acquisition of a subsidiary

The amount represented the deposit paid in 2001 for the acquisition of a subsidiary whose principal activity is the manufacture and trade of outdoor products.

21. Inventories

	The Group		The Company	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	HK$'000	HK$'000
Raw materials	**560,481**	255,095	**276,231**	159,758
Work in progress	**43,219**	62,336	**23,539**	44,715
Finished goods	**988,334**	482,544	**89,541**	54,045
	1,592,034	799,975	**389,311**	258,518

The value of inventories carried at net realisable value at the balance sheet date was insignificant.

22. Trade and other receivables

The Group has a policy of allowing credit periods ranging from 60 days to 120 days. The aging analysis of trade receivables is as follows:

	The Group		The Company	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	HK$'000	HK$'000
0 to 60 days	**992,138**	433,714	**56,570**	16,471
61 to 120 days	**145,061**	81,058	**16,746**	5,024
121 days or above	**23,472**	37,542	**–**	21,767
Total trade receivables	**1,160,671**	552,314	**73,316**	43,262
Other receivables	**52,763**	46,047	**–**	–
	1,213,434	598,361	**73,316**	43,262

23. Trade and other payables

The aging analysis of trade payables is as follows:

	The Group		The Company	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	HK$'000	HK$'000
0 to 60 days	**619,751**	373,561	**183,117**	193,342
61 to 120 days	**175,476**	146,230	**66,185**	85,474
121 days or above	**25,841**	35,649	**23,874**	5,969
Total trade payables	**821,068**	555,440	**273,176**	284,785
Other payables	**634,191**	547,260	**144,263**	48,207
	1,455,259	1,102,700	**417,439**	332,992

24. Warranty provision

	The Group	
	2002	2001
	HK$'000	HK$'000
At 1st January	**26,979**	33,386
Currency realignment	**427**	–
Additional provision in the year	**58,233**	1,569
Utilisation of provision	**(7,611)**	(7,976)
Acquisition of subsidiaries	**1,287**	–
At 31st December	**79,315**	26,979

The warranty provision represents management's best estimate of the Group's liability on products sold during the year. It is expected that the majority of this expenditure will be incurred in the next financial year.

25. Obligations under finance leases

The maturity of obligations under finance leases is as follows:

The Group	Minimum lease payments		Present value of minimum lease payments	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	HK$'000	HK$'000
Amounts payable under finance leases:				
Within one year	**7,825**	11,063	**7,336**	10,263
In the second to fifth year inclusive	**3,688**	9,088	**3,497**	8,721
	11,513	20,151	**10,833**	18,984
Less: future finance charges	**(680)**	(1,167)	**–**	–
Present value of lease obligations	**10,833**	18,984	**10,833**	18,984
Less: Amount due for settlement within one year shown under current liabilities			**(7,336)**	(10,263)
Amount due for settlement after one year			**3,497**	8,721

The Company	Minimum lease payments		Present value of minimum lease payments	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	HK$'000	HK$'000
Amounts payable under finance leases:				
Within one year	**5,475**	7,116	**5,109**	6,636
In the second to fifth year inclusive	**2,624**	5,727	**2,473**	5,469
	8,099	12,843	**7,582**	12,105
Less: future finance charges	**(517)**	(738)	**–**	–
Present value of lease obligations	**7,582**	12,105	**7,582**	12,105
Less: Amount due for settlement within one year shown under current liabilities			**(5,109)**	(6,636)
Amount due for settlement after one year			**2,473**	5,469

It is the Group's policy to lease certain of its plant and machinery, fixtures and equipment under finance leases. The lease terms range from three to four years. Interest rates are fixed at the contract date and all leases are on a fixed repayment basis.

26. Bank borrowings

	The Group		The Company	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	HK$'000	HK$'000
Trust receipt loans	**153,315**	137,567	**86,093**	74,492
Bank loans	**1,080,309**	724,288	**390,000**	273,700
Bank overdrafts	**101,591**	31,172	**–**	1
	1,335,215	893,027	**476,093**	348,193
Analysed into:				
Secured	**6,017**	6,099	**–**	–
Unsecured	**1,329,198**	886,928	**476,093**	348,193
	1,335,215	893,027	**476,093**	348,193

All bank borrowings of the Group and the Company are repayable as follows:

	The Group		The Company	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	HK$'000	HK$'000
On demand or within one year	**781,156**	217,060	**320,093**	114,193
In the second year	**214,865**	1,403	**–**	–
In the third to fifth year inclusive	**333,821**	669,775	**156,000**	234,000
After five years	**5,373**	4,789	**–**	–
	1,335,215	893,027	**476,093**	348,193
Less: Amount due for settlement within one year shown under current liabilities	**(781,156)**	(217,060)	**(320,093)**	(114,193)
Amount due for settlement after one year	**554,059**	675,967	**156,000**	234,000

27. Share capital

	Number of shares			
	2002	2001	**2002**	2001
			HK$'000	HK$'000
Ordinary shares of HK$0.20 each				
Authorised	**800,000,000**	800,000,000	**160,000**	160,000
Issued and fully paid:				
At 1st January	**574,516,826**	561,216,826	**114,903**	112,243
Issued on share placement	**60,000,000**	–	**12,000**	–
Issued on exercise of share options	**11,200,000**	13,300,000	**2,240**	2,660
At 31st December	**645,716,826**	574,516,826	**129,143**	114,903

The shares issued during the year rank pari passu in all respects with the existing shares.

28. Reserves

	Share premium HK$'000	Retained profits HK$'000	Total HK$'000
The Company			
At 1st January, 2001	227,604	646,438	874,042
Premium on shares issued	14,709	–	14,709
Profit for the year	–	168,651	168,651
Final dividend – 2000	–	(34,213)	(34,213)
Interim dividend – 2001	–	(25,844)	(25,844)
At 31st December, 2001 and at 1st January, 2002	242,313	755,032	997,345
Premium on shares issued	371,186	–	371,186
Profit for the year	–	278,894	278,894
Final dividend – 2001	–	(45,060)	(45,060)
Interim dividend – 2002	–	(38,695)	(38,695)
At 31st December, 2002	**613,499**	**950,171**	**1,563,670**

At 31st December, 2002, the Company's reserves available for distribution to shareholders comprised the retained profit of HK$950,171,000 (2001: HK$755,032,000).

29. Deferred tax (asset) liability

	The Group		The Company	
	2002 HK$'000	2001 HK$'000	**2002** HK$'000	2001 HK$'000
Balance at 1st January	**(19,657)**	(14,468)	**1,394**	1,394
Currency realignment	**–**	(1)	**–**	–
Credit for the year (note 10)	**(25,347)**	(5,188)	**–**	–
Balance at 31st December	**(45,004)**	(19,657)	**1,394**	1,394

At the balance sheet date, the major components of the net deferred tax (asset) liability provided were as follows:

	The Group		The Company	
	2002 HK$'000	2001 HK$'000	**2002** HK$'000	2001 HK$'000
Tax effect of timing differences because of:				
Excess of tax allowances over depreciation	**14,681**	1,536	**1,394**	1,394
Accruals and provisions	**(59,685)**	(21,193)	**–**	–
	(45,004)	(19,657)	**1,394**	1,394
Representing:				
Deferred tax liability	**14,681**	1,536	**1,394**	1,394
Deferred tax asset	**(59,685)**	(21,193)	**–**	–
	(45,004)	(19,657)	**1,394**	1,394

29. Deferred tax (asset) liability *(Continued)*

At the balance sheet date, the major components of the potential deferred tax (asset) liability unprovided were as follows:

	The Group		The Company	
	2002 HK$'000	2001 HK$'000	**2002** HK$'000	2001 HK$'000
Tax effect of timing differences because of:				
Excess of tax allowances over depreciation	**20,330**	17,408	**12,998**	10,915
Taxation losses	**(102,316)**	(102,825)	**–**	–
Other timing differences	**351**	405	**–**	–
	(81,635)	(85,012)	**12,998**	10,915

No provision for deferred taxation liability has been recognised in the financial statements in respect of timing differences on the excess of tax allowances over depreciation for certain group companies as it is not expected that the potential deferred taxation liability will crystallise in the foreseeable future, after taking into account the Group's medium-term financial plans and projections on these companies.

Deferred tax assets of certain group companies in respect of tax losses available to offset future profits and other timing differences have not been recognised in the financial statements as it is not certain that the tax losses will be utilised in the foreseeable future.

The major components of the unprovided deferred tax charge (credit) of the Group for the year were as follows:

	The Group	
	2002 HK$'000	2001 HK$'000
Tax effect of timing differences because of:		
Excess of tax allowances over depreciation	**2,922**	12,497
Utilised (incurred) taxation losses	**509**	(11,768)
Other timing differences	**(54)**	4,006
	3,377	4,735

30. Acquisition of subsidiaries

	2002 HK$'000	2001 HK$'000
Net assets acquired		
Property, plant and equipment	**214,212**	26,448
Intangible asset	**192**	–
Inventories	**89,189**	123,890
Trade and other receivables, deposits and prepayments	**80,592**	105,060
Taxation recoverable	**4,024**	2,258
Bank balances and cash	**22,925**	13,548
Trade and other payables	**(201,651)**	(152,227)
Bank overdrafts	**–**	(36,791)
Bank borrowings	**(108,612)**	–
Warranty provision	**(1,287)**	–
	99,584	82,186
Negative goodwill arising on acquisition	**–**	(16,664)
Goodwill arising on acquisition	**87,134**	14,013
Consideration	**186,718**	79,535
Satisfied by		
Deposit paid in previous year	**148,200**	–
Cash paid in the year	**38,518**	79,535
	186,718	79,535

Net cash outflow arising on acquisition:

	2002 HK$'000	2001 HK$'000
Cash consideration paid during the year	**(38,518)**	(79,535)
Bank balances and cash acquired	**22,925**	13,548
Bank overdrafts acquired	**–**	(36,791)
Net outflow of cash and cash equivalents in respect of the purchase of subsidiaries	**(15,593)**	(102,778)

The subsidiaries acquired during the year contributed approximately HK$1,638,864,000 to the Group's turnover, and approximately HK$66,872,000 to the Group's profit from operations.

31. Disposal of a subsidiary

Upon the relocation of the Group's manufacturing operations from Indonesia to the PRC, the Group has liquidated its subsidiary, P. T. Techtronic Appliances. The loss on disposal in relation to the liquidation and the net cash outflow arising on such disposal amounted to approximately HK$1,345,000 and HK$275,000, respectively.

Both the carrying value of individual assets at the date of disposal and the net cash flows attributable to the subsidiary disposed of during the year were not material to the Group as a whole.

32. Major non-cash transactions

During the year, the Group entered into finance lease arrangements in respect of assets with a total capital value at the inception of the finance leases of HK$2,568,000 (2001: HK$14,359,000).

33. Lease commitments

At the balance sheet date, the Group and the Company had outstanding commitments under non-cancellable operating leases, which fall due as follows:

	The Group		The Company	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	HK$'000	HK$'000
Within one year	**42,264**	27,436	**12,753**	10,107
In the second to fifth year inclusive	**75,309**	67,884	**11,287**	15,640
After five years	**59,052**	46,759	**15,836**	238
	176,625	142,079	**39,876**	25,985

Operating lease payments represent rentals payable by the Group and the Company for certain of its plant and machinery and office properties. Leases are negotiated for a term ranging from 1 year to 10 years.

34. Contingent liabilities

	The Group		The Company	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	HK$'000	HK$'000
Guarantees given to banks and an independent third party in respect of credit facilities utilised by				
Associates	**27,367**	15,230	**27,367**	15,230
Subsidiaries	**–**	–	**455,949**	70,141
Bills discounted with recourse	**1,443,264**	466,226	**1,291,983**	358,124
	1,470,631	481,456	**1,775,299**	443,495

The extent of guarantees utilised as shown above relates to guarantees given by the Group and the Company to secure credit facilities granted to associates and subsidiaries amounting to HK$75,000,000 (2001: HK$132,500,000) and HK$2,784,922,000 (2001: HK$1,678,739,000), respectively, at the balance sheet date.

35. Share options schemes

Scheme adopted on 28th November, 1990 and expired on 27th November, 2000 ("Scheme A")

In accordance with the Company's share option scheme adopted pursuant to a resolution passed on 28th November 1990, the Board of directors may grant share options to eligible employees, including full-time executive directors or consultants of the Company and its subsidiaries, at nil consideration, to subscribe for shares in the Company. The purpose of the scheme is to provide incentives or rewards to directors and eligible employees.

Share options granted must be taken up within 21 days of the date of grant. Any share options granted can be exercised within the period commencing on the first anniversary of the date of grant of such share option and expiring at the close of business on the tenth anniversary thereof.

The subscription price is set at not less than the higher of the nominal value of the shares and 80% of the average of the last dealt prices on the five trading days immediately preceding the date of offer of the share option. The maximum number of shares in respect of which share options may be granted shall not exceed 10% of the issued share capital of the Company from time to time but excluding shares issued pursuant to the share option scheme, and shall not exceed 1% of the issued share capital in any one financial year.

Scheme A expired on 27th November, 2000.

Scheme adopted on 25th May, 2001 ("Scheme B")

Following the expiry of Scheme A in November 2000, a new share option scheme was adopted pursuant to a resolution passed on 25th May, 2001 for the purpose of providing incentives or rewards to directors and eligible employees. Under Scheme B, the Board of Directors of the Company may grant share options to eligible employees, including full-time officers and executive directors of the Company and its subsidiaries, to subscribe for shares in the Company.

Share options granted must be taken up within 21 days of the date of grant, upon payment of HK$1 per each grant of share option(s). Share options may be exercised at any time from the date which the offer of share options is accepted to the fifth anniversary thereof. The subscription price is set at not less than the nominal value of the shares and 80% of the average of the last dealt prices on the five trading days immediately preceding the date of offer of the share option.

The maximum number of shares in respect of which share options may be granted under Scheme B is not permitted to exceed 10% of the issued share capital of the Company from time to time. No employee shall be granted a share option which, if exercised in full, would result in such employee becoming entitled to subscribe for more than 25% of the aggregate number of shares for the time being issued and issuable under Scheme B.

Scheme B was terminated on 28th March, 2002 pursuant to a resolution passed on that date.

35. Share options schemes *(Continued)*

Scheme adopted on 28th March, 2002 ("Scheme C")

Following the termination of Scheme B, a new share option scheme was adopted pursuant to a resolution passed on 28th March, 2002 for recognition of the contribution to the development and growth of the Group by the eligible persons. This scheme expires on 27th March, 2007. Under Scheme C, the Board of Directors of the Company may grant share options to the following eligible persons (and their wholly owned companies) of the Company, its subsidiaries and any companies in which the Group holds any equity interest, to subscribe for shares in the Company:

(i) employees; or

(ii) non-executive directors; or

(iii) suppliers or customers; or

(iv) any person or entity that provides research, development or other technological support; or

(v) shareholders.

Share options granted must be taken up within 21 days of the date of grant, upon payment of HK$1 per each grant of share option(s). Share options may be exercised at any time from the date of grant to the fifth anniversary of the adoption date of Scheme C. The subscription price is set at the highest of: the closing price of the shares on the date of offer of the share option; or the average closing price of shares on the five trading days immediately preceding the date of offer; or the nominal value of shares on the date of offer.

The maximum number of shares in respect of which share options may be granted under Scheme C is not permitted to exceed 30% of the issued share capital of the Company from time to time or 10% of shares in issue as at the adoption date of Scheme C. No person shall be granted a share option which exceeds 1% of the shares in issue as at the adoption date.

35. Share options schemes *(Continued)*

The following table discloses details of the Company's share options held by employees (including directors) and movements in such holdings during the year.

Option type	Outstanding at 1.1.2002	Granted during the year	Exercised during the year	Outstanding at 31.12.2002
Scheme A	3,500,000	–	3,100,000	400,000
Scheme B	21,850,000	–	8,100,000	13,750,000
Scheme C	–	31,921,000	–	31,921,000
	25,350,000	31,921,000	11,200,000	46,071,000

Option type	Outstanding at 1.1.2001	Granted during the year	Exercised during the year	Outstanding at 31.12.2001
Scheme A	16,800,000	–	13,300,000	3,500,000
Scheme B	–	21,850,000	–	21,850,000
	16,800,000	21,850,000	13,300,000	25,350,000

Details of the share options held by the directors included in the above table are as follows:

	Outstanding at 1st January	Granted during the year	Exercised during the year	Outstanding at 31st December
2002	12,450,000	22,046,000	3,200,000	31,296,000
2001	14,300,000	10,250,000	12,100,000	12,450,000

35. Share options schemes *(Continued)*

Details of share option exercised during the year ended 31st December, 2002:

Exercise date	Exercise price HK$	Proceeds HK$'000	Number
4.1.2002	1.0144	507	500,000
4.1.2002	1.2800	640	500,000
4.1.2002	1.0000	1,200	1,200,000
26.2.2002	2.1160	12,696	6,000,000
29.4.2002	1.7440	174	100,000
29.4.2002	1.0800	108	100,000
3.5.2002	1.7440	174	100,000
13.5.2002	1.4768	148	100,000
13.5.2002	1.7440	174	100,000
6.6.2002	2.0920	1,046	500,000
22.6.2002	2.2600	1,130	500,000
25.6.2002	1.0800	108	100,000
19.7.2002	1.0800	108	100,000
26.8.2002	2.1960	275	125,000
29.8.2002	2.1960	275	125,000
2.9.2002	2.1160	529	250,000
23.9.2002	2.1160	529	250,000
10.10.2002	1.7440	174	100,000
24.10.2002	2.4750	248	100,000
11.11.2002	1.0800	108	100,000
29.11.2002	2.1160	317	150,000
3.12.2002	2.1160	212	100,000
		20,880	11,200,000

35. Share options schemes *(Continued)*

Details of share options exercised during the year ended 31st December, 2001:

Exercise date	Exercise price HK$	Proceeds HK$'000	Number
1.2.2001	1.0800	108	100,000
11.5.2001	1.0800	108	100,000
11.5.2001	1.7440	174	100,000
15.5.2001	1.1664	117	100,000
17.5.2001	1.0000	500	500,000
18.5.2001	0.9136	914	1,000,000
18.5.2001	1.0896	1,090	1,000,000
25.5.2001	1.0864	1,086	1,000,000
25.5.2001	1.0800	324	300,000
26.5.2001	1.7440	174	100,000
28.5.2001	1.7440	174	100,000
1.6.2001	1.0640	532	500,000
1.6.2001	1.2140	2,064	1,700,000
7.6.2001	1.7440	174	100,000
8.6.2001	1.2140	1,578	1,300,000
8.6.2001	1.0144	1,014	1,000,000
18.6.2001	1.7440	174	100,000
22.6.2001	1.0000	100	100,000
27.7.2001	1.7360	6,597	3,800,000
6.8.2001	1.0800	108	100,000
27.11.2001	1.4976	150	100,000
12.12.2001	1.0800	108	100,000
		17,368	13,300,000

The weighted average closing prices of the Company's shares immediately before various dates on which the share options were exercised ranged from HK$5.67 to HK$6.98 (2001: ranged from HK$2.06 to HK$2.92).

36. Retirement benefits schemes

The Company and its subsidiaries operating in Hong Kong have participated in the Mandatory Provident Fund Schemes ("MPF Schemes") registered under the Mandatory Provident Fund Ordinance since December, 2001.

The Group's overseas subsidiaries operate a number of defined contribution schemes and a defined benefit scheme which cover substantially all of their employees. Contributions to the defined contribution scheme applicable to each year are made at a certain percentage of the employees' payroll.

The pension costs of the defined benefit scheme are assessed in accordance with an actuarial valuation as at 1st January, 2003 performed by Aon Consulting, an employee benefits consulting group, using the Projected Unit Credit method. A medical trend rate of 10.0% (2001: 10.5%) and a discount rate of 6.75% (2001: 7.5%) were assumed for calculating the actuarial valuation. There are no assets set aside for these benefits and the plan is funded on a pay-as-you-go basis. The accrued benefit costs under such scheme are to be reimbursed by a former shareholder of the overseas subsidiary in accordance with an assignment assumption, reimbursement and indemnification agreement. As such, the oversea subsidiary has set up a receivable and an accrued benefit cost of same amount of approximately HK$28,000,000 (2001: HK$28,000,000) at 31st December, 2002.

37. Capital commitments

	The Group		The Company	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	HK$'000	HK$'000
Capital expenditure contracted for but not provided in the financial statements in respect of:				
Purchase of property, plant and equipment	**27,633**	29,322	**10,919**	12,511
Acquisition of an associate	**29,250**	–	**29,250**	–
	56,883	29,322	**40,169**	12,511
Capital expenditure authorised but not contracted for in the financial statements in respect of the purchase of property, plant and equipment	**10,737**	–	–	–

38. Related party transactions

During the year, the Group entered into the following transactions with associates:

	2002 HK$'000	2001 HK$'000
Purchases	**37,761**	30,291
Management fee income	**2,100**	3,369
Management fee expenses	**852**	417
Interest income received	**2,166**	6,753
Sales income	**28,795**	21,103
Salary charges	**354**	–
Subcontracting expenses	–	250
Rental income	–	785
Equipment charge income	**284**	22
Service expenses	–	21

The above transactions were carried out based on market price/rate, or where no market price/rate was available, at cost plus a percentage profit markup.

39. Events after the balance sheet date

On 17th December, 2002, the Company entered into a conditional agreement to acquire the entire issued shares of Royal Appliance Manufacturing Co. ("Royal"), a limited liability corporation incorporated in the State of Ohio, USA and whose shares are listed and traded on the New York Stock Exchange ("NYSE"). The directors estimated that the total consideration of the acquisition will be approximate to HK$822,900,000 (US$105,500,000). The transaction was approved by the Company's shareholders on 31st March, 2003 and subject to Royal's shareholders approval on 22nd April, 2003. After the acquisition, Royal will have no shareholder other than the Group and accordingly, the listing of the Royal's shares on the NYSE will be withdrawn thereafter.

40. Particulars of principal subsidiaries

Particulars of the principal subsidiaries of the Company at 31st December, 2002 are as follows:

Name of subsidiary	Place of incorporation/ operation	Issued and fully paid share capital	Proportion of nominal value of issued capital held by the Company		Principal activities
			Directly %	Indirectly %	
Digiwireless Limited	Hong Kong	HK$2	100	–	Investment holding
Envotech Technology Company Limited	Hong Kong	HK$2	100	–	Investment holding
Full Team International Limited	Hong Kong	HK$2	100	–	Investment holding
Gimelli Industries Company Limited	Hong Kong	HK$3,000,000	51	–	Trading of electrical and and health care products
Homelite Asia Ltd.	BVI/Hong Kong	US$1	100	–	Trading of outdoor power equipment products
Homelite Consumer Products Holdings, Inc.	USA	US$5,000,000	–	100	Investment holding
Homelite Consumer Products, Inc.	USA	US$15,000,000	–	100	Trading of outdoor power equipment products
Homelite Consumer Products S.A. de C.V.	Mexico	Peso 50,000	–	100	Manufacture of outdoor power equipment products
Homelite Far East Co. Ltd.	Hong Kong	HK$2	100	–	Trading of outdoor power equipment products
Homelite Technologies Ltd.	Bermuda/ Hong Kong	US$12,000	100	–	Investment holding
MacEwen Property Co. Inc.	USA	US$100	100	–	Property holding
Marco Polo Industries & Merchandising Company Limited	Hong Kong	HK$100,000	100	–	Trading of household electronic and electrical products
One World Technologies Inc.	USA	US$10	–	100	Investment holding
One World Technologies Limited	Bermuda/ Hong Kong	US$12,000	100	–	Investment holding
OWT France SAS	France	Euro 1,750,000	–	100	Investment holding
OWT Industries, Inc.	USA	US$10	–	100	Manufacture of electric components and power tools products
OWT Taiwan Limited	Taiwan	NT$5,000,000	100	–	Provision of inspection services
Premier Appliance Group Limited	Hong Kong	HK$2	100	–	Manufacture of components

40. Particulars of principal subsidiaries *(Continued)*

Name of subsidiary	Place of incorporation/ operation	Issued and fully paid share capital	Proportion of nominal value of issued capital held by the Company		Principal activities
			Directly %	Indirectly %	
Ryobi Technologies Australia Pty Ltd.	Australia	A$5,500,000	100	–	Trading of electric power tools products
Ryobi Technologies Canada, Inc.	Canada	C$600,000	–	100	Trading of electric power tools products
Ryobi Technologies France S.A.	France	Euro 17,836,535	–	100	Trading of electric power tools products
Ryobi Technologies GmbH	Germany	Euro 5,000,000	100	–	Trading of electric power tools products
Ryobi Technologies, Inc.	USA	US$10	–	100	Trading of electric power tools products
Ryobi Technologies (New Zealand) Ltd.	New Zealand	NZ$1,165,500	100	–	Trading of electric power tools products
Ryobi Technologies (UK) Ltd.	The United Kingdom	£4,000,000	100	–	Trading of electric power tools products
Royal Appliance International GmbH	Germany	Euro 1,278,230	51	–	Trading of household electronic and electrical products
Santo Industries Limited	Hong Kong	HK$2,000,000	100	–	Trading of household electronic and electrical products
Sang Tech Industries Limited	Hong Kong	HK$1,000,000	100	–	Manufacture of plastic parts
Solar Wide Industrial Limited	Hong Kong	HK$2,000,000	75.725	–	Manufacture of electronic products
Solar Wide (Overseas) Limited	The British Virgin Islands/ The PRC	US$1	–	100	Manufacture of electronic products
Techtronic Appliances Holdings Company Limited	Bermuda/ Hong Kong	US$12,000	100	–	Investment holding
Techtronic Appliances (Hong Kong) Limited	Hong Kong	HK$2	–	100	Trading and manufacture of floor care products
Vax Limited	The United Kingdom	£33,000	100	–	Assembly, procurement and distribution of floor care products
Vax Appliances (Australia) Pty. Ltd.	Australia	A$1,200,008	100	–	Assembly and distribution of floor care products

40. Particulars of principal subsidiaries *(Continued)*

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results or assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

None of the subsidiaries had any debt securities outstanding at the end of the year, or at any time during the year.

41. Particulars of associates

Particulars of the associates at 31st December, 2002 are as follows:

Name of associate	Place of incorporation/ operation	Issued and fully paid share capital	Proportion of nominal value of issued capital held by the Company		Principal activities
			Directly %	Indirectly %	
Gimelli International (Holdings) Limited	The Cayman Islands/ Hong Kong	US$6,250	40.8	–	Investment holding
Gimelli Laboratories Company Limited	Hong Kong	HK$5,000,000	–	100	Manufacture and trading of electrical and dental care products
Gimelli Produktions A.G.	Switzerland	CHF105,000	–	100	Marketing and research and development
Gimelli Precision Moulding Company Limited	Hong Kong	HK$2	–	100	Manufacture of plastic parts
North (Shenyang) Chinetek Techtronic Industries Ltd.	The PRC	US$1,200,000	50	–	Inactive
Precision Technology Industries Limited	The PRC	US$9,000,000	25	–	Manufacture of power tools products

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the shareholders of the Company will be held at Tianshan & Lushan Room, 5th Floor, Island Shangri-La Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong, on 28th May, 2003 at 9:30 a.m. for the following purposes:

(1) To receive and consider the Statement of Accounts and the Reports of the Directors and Auditors for the year ended 31st December, 2002.

(2) To declare a Final Dividend of HK10 cents per share to shareholders whose names appear on the Register of Members of the Company on 20th June, 2003.

(3) To elect Directors and fix their remuneration.

(4) To appoint Auditors and fix their remuneration.

(5) As special business, to consider and, if thought fit, pass with or without amendments, the following resolution as an Ordinary Resolution:

"**THAT**:

(a) subject to paragraph (c) below and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements and options (including warrants, bonds and debentures convertible into shares of the Company) which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iv) an issue of shares as scrip dividends pursuant to the articles of association of the Company from time to time, shall not exceed 20% of the issued share capital of the Company as at the date of this Resolution, and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares of the Company or any class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlement or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in any territory outside Hong Kong)."

(6) As special business, to consider and, if thought fit, pass with or without amendments, the following resolution as an Ordinary Resolution:

"**THAT**:

(a) the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to purchase its own shares of HK$0.20 each, subject to paragraph (b) below and in accordance with all applicable laws and regulations, be and it is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares in the Company to be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution, and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting."

(7) As special business, to consider and, if thought fit, pass with or without amendments, the following resolution as an Ordinary Resolution:

"**THAT** the Directors of the Company be and they are hereby given a general mandate to add all those number of shares of HK$0.20 each in the capital of the Company which may from time to time be purchased by the Company pursuant to the approval granted under Resolution (6) above (the "Repurchased Shares") to the general mandate granted under Resolution (5) above, so that the aggregate nominal amount of share capital that may be allotted by the Directors of the Company pursuant to the said general mandate granted under Resolution (5) above shall be the aggregate of (i) 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution and (ii) all the Repurchased Shares."

(8) As special business, to consider and, if thought fit, pass with or without amendments, the following resolution as a Special Resolution:

"**THAT** the Articles of Association of the Company be hereby amended in the following manner:

(a) by deleting the existing definition of "clearing house" under Article 2 thereof and replacing with the following new definition of "clearing house":

"clearing house" shall mean a recognized clearing house as defined under Schedule 1 to the Securities and Futures Ordinance (Cap.571 of the Laws of Hong Kong) as amended from time to time.

(b) by adding a new Article 91A immediately after Article 91:

91A. If a clearing house or a nominee of a clearing house is a member of the Company, it may authorise such person or persons as it thinks fit to act as its representative or representatives at any meeting of the Company or at any meeting of any class of members of the Company provided that, if more than one person is so authorised, the authorisation shall specify the number and class of shares in respect of which each such person is so authorised. A person so authorised under the provisions of these Articles shall be entitled to exercise the same powers on behalf of the clearing house (or its nominee) which he represents as that clearing house (or its nominee) could exercise if it were an individual member of the Company."

By Order of the Board
Chi Chung Chan
Company Secretary

Hong Kong
15th April, 2003

Notes:

1. The Register of Members will be closed from 16th June, 2003 to 20th June, 2003 both days inclusive.

2. Subject to the approval of shareholders at the Annual General Meeting. The final dividend will be paid to shareholders listed on the register of member of the Company on 20th June, 2003. It is expected that the final dividend will be paid on or about 29th July, 2003.

3. A member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote on behalf of him. A proxy need not be a member. The Company's Articles of Association require the instrument appointing a proxy to be deposited at the Registered Office of the Company not less than 48 hours before the time for holding the Meeting.

Results

	Year ended 31st December,				
	1998 HK$'000	1999 HK$'000	2000 HK$'000	2001 HK$'000	**2002** HK$'000
Turnover	2,531,818	2,699,338	4,551,482	6,101,140	**9,492,938**
Profit before share of results of associates and taxation	142,326	152,077	212,855	265,212	**490,938**
Share of results of associates	(3,818)	228	(1,221)	(300)	**121**
Profit before taxation	138,508	152,305	211,634	264,912	**491,059**
Taxation	(7,289)	(8,538)	(31,221)	(22,940)	**(69,986)**
Profit before minority interests	131,219	143,767	180,413	241,972	**421,073**
Minority interests	(888)	(1,774)	504	(3,125)	**(12,241)**
Profit for the year	130,331	141,993	180,917	238,847	**408,832**
Basic earnings per share	23.47 cents	25.48 cents	32.31 cents	42.02 cents	**65.73 cents**

Assets and Liabilities

	At 31st December,				
	1998 HK$'000	1999 HK$'000	2000 HK$'000	2001 HK$'000	**2002** HK$'000
Total assets	1,206,626	1,468,401	2,967,535	3,771,629	**6,364,671**
Total liabilities, provisions and minority interests	521,902	684,100	2,058,753	2,668,255	**4,563,783**
Shareholders' funds	684,724	784,301	908,782	1,103,374	**1,800,888**

Corporate Information

Board of Directors

Executive Directors

Mr Horst Julius Pudwill
Chairman and Chief Executive Officer

Mr Roy Chi Ping Chung
Managing Director

Mr Patrick Kin Wah Chan
Mr Frank Chi Chung Chan
Dr Akio Urakami

Non-executive Directors
Mr Susumu Yoshikawa

Independent non-executive Directors
Mr Vincent Ting Kau Cheung
Mr Joel Arthur Schleicher
Mr Christopher Patrick Langley

Financial Calendar 2003

15th April:	Announcement of 2002 annual results
28th May:	Annual General Meeting
13th June:	Last day to register for 2002 final dividend
16th–20th June:	Book closure period
29th July:	Final dividend payment
30th June:	Six months interim period end
31st December:	Financial year end

Annual General Meeting

The Annual General Meeting of Shareholders will be held at Island Shangri-La Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong on Wednesday, 28th May, 2003 at 9:30 a.m.

Investor Relations Contact

Corporate Communications Department
Techtronic Industries Company Limited
24/F., CDW Building
388 Castle Peak Road
Tsuen Wan, N.T.
Hong Kong
email: ir@tti.com.hk

Stock Code

Hong Kong Stock Exchange	669
ADR Level 1 Programme	TTNDY

Website

http://www.tti.com.hk

Earning results, annual/interim reports are available online

Share Registrar and Transfers Office

Secretaries Limited
G/F, Bank of East Asia
Harbour View Centre
56 Gloucester Road, Wanchai
Hong Kong
Tel: 852 2980 1888
Fax: 852 2861 0285

ADR Depositary

The Bank of New York

Principal Bankers

The Hong Kong and Shanghai Banking Corporation Limited
Commerzbank A.G.
Citibank N.A.
Standard Chartered Bank
Wachovia Bank, N.A.

Solicitors

Vincent T K Cheung Yap & Co

Auditors

Deloitte Touche Tohmatsu

Company Secretary

Mr Frank Chi Chung Chan

Trademarks

This TTI's Annual Report contains many of the valuable trademarks owned or licensed to use by TTI and its subsidiaries and affiliates in Hong Kong and internationally to distinguish products and services of outstanding quality.

Techtronic Industries Co. Ltd.
Techtronic Appliances (Hong Kong) Ltd.
Homelite Asia Ltd.

Headquarters
[illegible] CDW Building
388 Castle Peak Road
Tsuen Wan, N.T.
T: (852) 2402 6888
F: (852) 2413 5971

Gimelli Laboratories Co. Ltd.
T: (852) 2413 3923
F: (852) 2498 9549

Solar Wide Industrial Ltd.
T: (852) 2480 0888
F: (852) 2480 1320
www.solarwide.com.hk

[illegible] 18/F, CDW Bldg
388 Castle Peak Road
Tsuen Wan, N.T.

Ryobi Technologies Australia Pty Ltd.
359-361 Horsley Road
[illegible], NSW 2214
T: (612) 9772 2443
F: (612) 9774 5705

Vax Appliances (Australia) Pty Ltd.
[illegible] Victoria Road
Malaga, WA 6090
T: (618) 9247 8100
F: (618) 9247 8190
www.vax.com.au

Ryobi Technologies Canada, Inc.
[illegible] Werlich Drive, Unit #5
Cambridge, Ontario N1T 1N6
T: (519) 624 2222
F: (519) 624 0600

Techtronic Industries Factory
No.3, Industrial Zone,
Hou Jie Town, Dongguan City
Guang Dong Province 523962
T: (86-0769) 558 2172
F: (86-0769) 558 2575

Techtronic Appliances Factory 1
Shang Tun Village,
San Tun Management Zone
Hou Jie Town, Dongguan City
Guang Dong Province, 523941
T: (86-0769) 558 0962
F: (86-0769) 558 7962

Techtronic Appliances Factory 2
San Tun Management Zone
Hou Jie Town, Dongguan City
Guang Dong Province 523941
T: (86-0769) 558 4125
F: (86-0769) 558 4135

Gimelli Laboratories Co. Ltd.
Solar Wide Assembly Factory
[illegible] Xing Industrial Zone
No.28 Xia Shi Jia Road, Jiang Shi Village Road
Gong Ming Town, Bao An County
Shenzhen 518106
T: (86-755) 2773 0588
F: (86-755) 2773 0433

Ryobi Technologies France S.A.
209, rue De La Belle Etoile
ZI Paris Nord 2-95945, Roissy, CDG
T: (33-0-14) 990 1414
F: (33-0-14) 990 1429
www.ryobi-europe.com

Ryobi Technologies GmbH
Itterpark 7 D-40724 Hilden
T: (49-0-2103) 2958-0
F: (49-0-2103) 2958-29
www.ryobi-europe.com

Ryobi Technologies (New Zealand) Ltd.
503 Mt. Wellington Highway
Mt. Wellington, Auckland
T: (64-9) 573 0230
F: (64-9) 573 0231

OWT Taiwan Ltd.
9F-4, No. 416, Sec. 2
Cheng De Road, Taichung
T: (886-42) 241 2542
F: (886-42) 241 2541

Ryobi Technologies (UK) Ltd.
Anvil House, Tuns Lane
Henley-on-Thames
Oxfordshire RG9 1SA
T: (44-0-1491) 848 700
F: (44-0-1491) 848 701
www.ryobi-europe.com

Vax Ltd.
Quillgold House, Kingswood Road
Hampton Lovett, Droitwich
Worcestershire WR9 0QH
T: (44-0-1905) 795 959
F: (44-0-1905) 799 655
www.vax.co.uk

Homelite Consumer Products, Inc.
Ryobi Technologies, Inc.
1428 Pearman Dairy Road
Anderson, South Carolina 29625
T: (1-864) 226 6511
F: (1-864) 261 9435
www.ryobitools.com

OWT Industries, Inc.
255 Pumpkintown Hwy
Pickens, South Carolina 29671
T: (1-864) 226 6511
F: (1-864) 261 9435

Designed by Sedgwick Richardson Editorial by Conatus Limited
Principal photography by Gareth Jones and Eden Man
Printed by Prowell Printing

Techtronic Industries Company Limited

24/F, CDW Building, 388 Castle Peak Road

Tsuen Wan, N.T., Hong Kong

T: (852) 2402 6888

F: (852) 2413 5971

www.tti.com.hk